                                                       Registration No. 33-58677

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         Pre-Effective Amendment No. 1
                                      to
                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                                      and
                        THE TRAVELERS INSURANCE COMPANY
                        -------------------------------

             (Exact name of registrant as specified in its charter)

                                  CONNECTICUT
                                  -----------
         (State or other jurisdiction of incorporation or organization)

               I.R.S. Employer Identification Number:  06-0904249
                                                       ----------
               I.R.S. Employer Identification Number:  06-0566090
                                                       ----------

         One Tower Square, Hartford, Connecticut  06183  (203) 277-0111
  ---------------------------------------------------------------------------
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                Ernest J. Wright
                     The Travelers Life and Annuity Company
                        The Travelers Insurance Company
                                One Tower Square
                          Hartford, Connecticut  06183
                                (203) 277-4345
                           ----------------------------------------
           (Name, Address, including Zip Code, and Telephone Number, including Area Code of Agent for Service)



Approximate date of commencement of proposed sale to the public: The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.     X
                               --------

If the Registrant elects to deliver its latest Annual Report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
                                        -------
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS
                       ----------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                        THE TRAVELERS INSURANCE COMPANY

         Cross Reference Sheet Pursuant to Regulation S-K, Item 501(b)
         -------------------------------------------------------------

Item
No.    Form S-2 Caption              Heading in Prospectus
- ----   ----------------              ---------------------

  1.   Forepart of the Registration  Outside Front Cover Page of Registration
       Statement and Outside Front   Statement and Prospectus
       Cover Page of Prospectus

  2.   Inside Front and Outside      Available Information; Incorporation of
       Back Cover Pages of           Certain Documents by Reference; Table of
       Prospectus                    Contents

  3.   Summary Information, Risk     Prospectus Summary; Outside Front Cover
       Factors and Ratio of          Page
       Earnings to Fixed Charges

  4.   Use of Proceeds               Investments by the Company

  5.   Determination of Offering     Not Applicable
       Price

  6.   Dilution                      Not Applicable

  7.   Selling Security Holders      Not Applicable

  8.   Plan of Distribution          Distribution of the Contract

  9.   Description of Securities     Outside Front Cover Page of Prospectus;
       to be Registered              Description of Contracts; Limited Guarantee

 10.   Interests of Named Experts    Not Applicable
       and Counsel

 11.   Information with Respect to   Outside Front Cover Page; Incorporated
       the Registrant                by Reference to Form 10-K; Description of
                                     The Travelers Life and Annuity Company

 12.   Incorporation of Certain      Incorporation of Certain Documents by
       Information by Reference      Reference

 13.   Disclosure of Commission      Not Applicable
       Position on Indemnification
       for Securities Act Liabilities

                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                        THE TRAVELERS INSURANCE COMPANY
                               ONE TOWER SQUARE
                          HARTFORD, CONNECTICUT 06183

                                      TTM

                           TRAVELERS TARGET MATURITY

                     MODIFIED GUARANTEED ANNUITY CONTRACT

  This Prospectus describes $100 million in participating interests in individual and group deferred annuity contracts issued by The Travelers Life and Annuity Company (the "Company"). They are designed to offer retirement programs to eligible individuals. With respect to the group Contract, eligible individuals include persons who have established accounts with certain broker-dealers that have entered into a participation agreement to offer interests in the Contract, and members of other eligible groups. (See "Distribution of the Contracts," page 11.) An individual deferred annuity contract is offered in certain states and through certain trusts. Certain Qualified Plans may also purchase the Contract. (See Appendix A.)

  Participation by an individual in a group Contract will be separately accounted for by the issuance of a certificate evidencing the individual's interest under the Contract. Participation in an individual Contract is evidenced by the issuance of an individual annuity Contract. A group Contract will be issued under certain circumstances. (See Appendix A.) The certificate, group and individual annuity Contract are hereafter collectively referred to as the "Contract."

  A minimum single Purchase Payment of at least $5,000 must accompany the application or purchase order for a Contract. Prior approval by the Company is necessary for Purchase Payments in excess of $1,000,000. No additional payments are permitted to be made under a Contract, although eligible individuals may purchase more than one Contract. (See "Description of the Contracts--Application and Purchase Payment," page 2.)

  Purchase Payments become part of the general assets of the Company. The Company intends generally to invest funds received in relation to the Contracts in fixed income securities, including public and privately placed bonds, and mortgages. (See "Investments by the Company," page 11.)

  The Travelers Insurance Company ("Travelers Insurance") has entered into an agreement, a Limited Guarantee, with the Company whereby Travelers Insurance has agreed to guarantee the Contracts described in this Prospectus as to principal and interest under the Contracts. (See "Limited Guarantee," page 20.)

  UPON A SUBSEQUENT GUARANTEE PERIOD, THE GUARANTEED INTEREST RATE WILL BE DECLARED BY THE COMPANY BASED ON VARIOUS FACTORS. IT MAY BE HIGHER OR LOWER THAN THE PREVIOUS GUARANTEED INTEREST RATE. (See "Guarantee Periods," page 3 and "Establishment of Guaranteed Interest Rates," page 4.)

  THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE TRAVELERS INSURANCE COMPANY'S LATEST ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 1994, A FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1995 AND A FORM 8-K DATED JUNE 25, 1995, WHICH CONTAIN ADDITIONAL INFORMATION ABOUT THE TRAVELERS INSURANCE COMPANY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                      THE DATE OF THIS PROSPECTUS IS    .

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.





                      THE DATE OF THIS PROSPECTUS IS    .

                               TABLE OF CONTENTS
- --------------------------------------------------------------------------------

GLOSSARY OF SPECIAL TERMS..........................................GLOSSARY  - 1
PROSPECTUS SUMMARY..................................................SUMMARY  - 1
THE INSURANCE COMPANY......................................................    1
AVAILABLE INFORMATION......................................................    1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................    1
DESCRIPTION OF THE CONTRACTS...............................................    2
  Application and Purchase Payment.........................................    2
  Right to Cancel..........................................................    2
ACCUMULATION PERIOD........................................................    3
  Guarantee Periods........................................................    3
ESTABLISHMENT OF GUARANTEED INTEREST RATES.................................    4
SURRENDERS.................................................................    5
  General..................................................................    5
  Surrender Charge.........................................................    5
  Market Value Adjustment..................................................    5
  Special Surrenders.......................................................    6
  Waiver of Surrender Charge...............................................    6
  Reduction or Elimination of Surrender Charges............................    7
  Guarantee Period Exchange Option.........................................    7
  Premium Taxes............................................................    7
DEATH BENEFIT..............................................................    8
PAYMENT UPON FULL OR PARTIAL SURRENDER.....................................    8
ANNUITY PERIOD.............................................................    8
  Election of Annuity Commencement Date and Form of Annuity................    8
  Change of Annuity Commencement Date or Annuity Option....................    9
  Annuity Options..........................................................    9
  Annuity Payment..........................................................   10
  Death of Annuitant After Annuity Commencement Date.......................   10
INVESTMENTS BY THE COMPANY.................................................   11
AMENDMENT OF THE CONTRACTS.................................................   11
ASSIGNMENT OF THE CONTRACTS................................................   11
DISTRIBUTION OF THE CONTRACTS..............................................   11
FEDERAL TAX CONSIDERATIONS.................................................   12
  General..................................................................   12
  Section 403(b) Plans and Arrangements....................................   12
  Qualified Pension and Profit-Sharing Plans...............................   13
  Individual Retirement Annuities..........................................   13

  Section 457 Plans........................................................  13
  Nonqualified Annuities...................................................  14
  Federal Income Tax Withholding...........................................  15
  Tax Advice...............................................................  16
LEGAL OPINION..............................................................  16
INDEPENDENT ACCOUNTANTS....................................................  16
LIMITED GUARANTEE..........................................................  17
THE TRAVELERS LIFE AND ANNUITY COMPANY.....................................  17
  Business.................................................................  17
  Selected Financial Data..................................................  17
  Management's Discussion and Analysis of Financial Condition and Results
     of Operations.........................................................  18
FINANCIAL STATEMENTS.......................................................  23
APPENDIX A.................................................................  51
  Modified Guaranteed Annuity for Qualified Plans..........................  51
APPENDIX B.................................................................  52

                           GLOSSARY OF SPECIAL TERMS
- -------------------------------------------------------------------------------

  In this Prospectus the following terms have the indicated meanings:

ACCOUNT VALUE -- The Purchase Payment plus all interest earned, minus all surrenders, surrender charges and applicable premium taxes previously deducted.
ANNUITANT -- The person upon whose life the Contract is issued.
ANNUITY COMMENCEMENT DATE -- The date on which annuity payments are to start.
   The date may be designated in the Contract or elected by the Owner. BENEFICIARY -- The person entitled to receive benefits pursuant to the terms of the Contract in case of the death of the Annuitant or the Owner, or joint Owner, as applicable.
CASH SURRENDER VALUE -- The Cash Value less surrender charges and any applicable premium tax.
CASH VALUE -- The Account Value at the end of a Guarantee Period or the Market
   Adjusted Value before the end of a Guarantee Period.
COMPANY (WE, US, OUR) -- The Travelers Life and Annuity Company.

CONTINGENT ANNUITANT -- The person named prior to the Contract Date by the Owner who, upon the Annuitant's death (prior to the Annuity Commencement
   Date) becomes the Annuitant. All rights and benefits provided by the Contract then continue to be in effect. Applicable to nonqualified Contracts only.

CONTRACT -- For a group Contract, the certificate evidencing a participating interest in the group annuity Contract. Any reference in this Prospectus to Contract includes the underlying group annuity Contract. For an individual Contract, the individual annuity Contract.
CONTRACT DATE -- The effective date of participation under the group annuity
   Contract as designated in the certificate, or the date of issue of an individual annuity Contract.
CONTRACT YEAR -- A continuous twelve-month period commencing on the Contract
   Date and each anniversary thereof.
GUARANTEE PERIOD -- The period for which either an initial or subsequent
   Guaranteed Interest Rate is credited.
GUARANTEED INTEREST RATE -- The annual effective interest rate credited during the Guarantee Period.
HOME OFFICE -- The principal executive offices of The Travelers Life and
   Annuity Company located at One Tower Square, Hartford, Connecticut 06183 (Attention: Annuity Services).
MARKET VALUE ADJUSTMENT -- The Market Value Adjustment reflects the relationship, at the time of surrender, between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the duration left in your Guarantee Period, and the Guaranteed Interest Rate that applies to your Contract.
MATURITY VALUE -- The accumulated value of a Purchase Payment at the
   Guaranteed Interest Rate at the end of the Guarantee Period selected, minus all surrenders, surrender charges and premium taxes previously deducted.
- -------------------------------------------------------------------------------

Glossary-1

OWNER (YOU, YOURS) -- For an individual Contract, the person or entity to whom the individual Contract is issued. Joint Owners, who share in ownership rights and any benefits or payments, may be named in nonqualified
   Contracts. For a group Contract, the person or entity to whom the certificate under a group annuity Contract is issued.
PURCHASE PAYMENT -- The premium payment applied to the Contract less premium taxes if applicable.
- -------------------------------------------------------------------------------

                                                                     Glossary-2

                              PROSPECTUS SUMMARY
- -------------------------------------------------------------------------------

  The Travelers Life and Annuity Company ("Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is offering individual and group modified guaranteed annuity contracts to eligible individuals.

  Upon application or purchase order, you select an initial Guarantee Period from among those available from the Company. Interest on the Purchase Payment is credited on a daily basis and this compounding effect is reflected in the Guaranteed Interest Rate. (See "Accumulation Period--Guarantee Periods," page 3 and "Establishment of Guaranteed Interest Rates," page 4.)

  At the end of each Guarantee Period, a subsequent Guarantee Period of one year will begin unless, within the thirty-day period prior to the end of the Guarantee Period, you elect a different duration from among those offered by us at that time.

  The Account Value as of the first day of each subsequent Guarantee Period will earn interest at the subsequent Guaranteed Interest Rate. THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES. (See "Accumulation Period--Guarantee Periods," page 3 and "Establishment of Guaranteed Interest Rates," page 4.)

  Subject to certain restrictions, full and partial surrenders are permitted. However, such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. A full or partial surrender made prior to the end of a Guarantee Period will be subject to a Market Value Adjustment. Except as described below, the surrender charge will be deducted from any surrender made before the end of the seventh Contract Year. The surrender charge will be an amount equal to the amount surrendered multiplied by a specified percentage. The applicable percentage is seven percent for surrenders occurring in the first Contract Year, and will be reduced by one percentage point for each of the next six Contract Years for surrenders occurring during those years. A REQUEST FOR SURRENDER AT THE END OF A GUARANTEE PERIOD MUST BE RECEIVED IN WRITING WITHIN 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD. A MARKET VALUE ADJUSTMENT WILL NOT BE APPLIED.

  No surrender charge will apply for full or partial surrenders taken: (1) at the end of an initial Guarantee Period of at least three years or (2) at the end of any other Guarantee Period provided the surrender occurs on or after the fifth Contract Year. We will waive surrender charges in certain instances. (See "Surrenders--Waiver of Surrender Charge," page 6.) For Section 403(b) or other qualified plan participants, surrenders may be subject to restrictions. (See "Federal Tax Considerations" page 12.)

  In addition, we will send you any interest that has been credited during the prior Contract Year if you so request in writing. No surrender charge or
Market Value Adjustment will be imposed on such interest payments; however, all applicable premium taxes will be deducted. Any such surrender may also be subject to federal and state taxes. (See "Surrenders," page 5 and "Federal Tax Considerations," page 12.)
- -------------------------------------------------------------------------------

SUMMARY - 1

  The Market Value Adjustment reflects the relationship between the then current Guaranteed Interest Rate for the duration remaining in the Guarantee Period at the time of surrender and the Guaranteed Interest Rate that applies to your Contract. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Value Adjustment is sensitive, therefore, to changes in interest rates. It is possible that the amount you receive upon surrender may be less than your original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount you receive upon surrender may be more than your original Purchase Payment plus accrued interest.

  We may defer payment of any surrender for a period not exceeding six months from the date of our receipt of your written notice of surrender or the period permitted by state insurance law, if less, but such a deferral of payment will be for a period greater than 30 days only under highly unusual circumstances. Interest of at least 3 1/2% per annum will be paid on any amounts deferred for more than 30 days if the Company chooses to exercise this deferral right. (See "Payment Upon Full or Partial Surrender," page 8.)

  On the Annuity Commencement Date specified by you, the Company will make either a lump-sum payment or start to pay a series of payments on the Annuity Options you select. (See "Annuity Period," page 8.)

  The Contract provides for a death benefit. If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, or if the Owner dies before the Annuity Commencement Date with the Annuitant surviving, the death benefit will be payable to the Beneficiary. For Contracts that are not tax-qualified, the party receiving distributions upon the death of the Owner before the Annuity Commencement Date with the Annuitant surviving may be either the surviving joint Owner or the Beneficiary depending upon all the circumstances and terms of the Contract. The death benefit is calculated as of the date we receive written notification of due proof of death at the Company's Home Office. The death benefit will equal the Account Value. (See "Death Benefit," page 8).

  On any Contract subject to premium tax, the Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract. (See "Surrenders--Premium Taxes," page 7.)

  Certain changes and elections must be made in writing to the Company. Where the term "in writing" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to the
Company.
- -------------------------------------------------------------------------------

                                                                    SUMMARY - 2

                             THE INSURANCE COMPANY
- -------------------------------------------------------------------------------

  The Travelers Life and Annuity Company (the "Company") is a wholly owned subsidiary of The Travelers Insurance Company ("Travelers Insurance"), which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc. The Company is a stock insurance company chartered in 1973 in the State of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The principal executive offices of both the Company and Travelers Insurance are located at One Tower Square, Hartford, Connecticut 06183, telephone number (203) 277-0111.

                             AVAILABLE INFORMATION
- -------------------------------------------------------------------------------

  Travelers Insurance is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  Under the Securities Act of 1933, the Company and Travelers Insurance have filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this Prospectus and the related Limited Guarantee. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company, Travelers Insurance and the Contracts and related Limited Guarantee. The Registration Statement and the exhibits may be inspected and copied as described above. Although The Travelers Insurance Company does furnish the Annual Report on Form 10-K for the year ended December 31, 1994 to owners of contracts or certificates, neither the Company nor Travelers Insurance plans to furnish subsequent annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
- -------------------------------------------------------------------------------

  The Travelers Insurance Company's latest Annual Report on Form 10-K and the current reports on Form 8-K (dated January 3, 1995, April 21, 1995, and June
25, 1995) and Form 10-Q (dated May 15, 1995) have been filed with the
Commission pursuant to Section 15(d) of the 1934 Act. They are incorporated by reference into this Prospectus and copies of the
- -------------------------------------------------------------------------------

Form 10-K, Form 10-Q dated May 15, 1995 and 8-K dated June 25, 1995 must accompany this Prospectus.

  The Form 10-K for the fiscal year ended December 31, 1994 contains additional information about The Travelers Insurance Company, including audited financial statements for The Travelers Insurance Company's latest fiscal year. The Forms 8-K report certain significant events and pro forma financial information concerning the sale of The Travelers Insurance Company's group life and related businesses to Metropolitan Life Insurance Company and the formation of The MetraHealth Companies Inc. ("MetraHealth"), the joint venture of the health care benefits businesses of The Travelers Insurance Company and Metropolitan Life Insurance Company, the subsequent agreement relating to the proposed acquisition of MetraHealth by United HealthCare Corporation and the proposed distribution of Class A Common Stock of Transport Holdings, Inc. to common stockholders of Travelers Group, Inc. The pro forma financial information in the Form 8-K dated June 25, 1995 supersedes the previous Form 8-K filings. The Form 10-Q contains unaudited first quarter 1995 information that updates the financial information reported in Form 10-K.

  If requested, the Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, a copy of any of the documents referred to above which has been incorporated by reference in the Prospectus, other than exhibits to any such documents (unless such exhibits are specifically incorporated by reference in such documents). Any such requests should be directed to The Travelers Life and Annuity Company, One Tower Square, Hartford, Connecticut 06183-5030, Attention: Annuity Services. The telephone number is (203) 277-0111.

                         DESCRIPTION OF THE CONTRACTS
- -------------------------------------------------------------------------------

APPLICATION AND PURCHASE PAYMENT

  To apply for a Contract, you must complete an application form or an order to purchase. The application must be submitted to the Company's Home Office for approval. Your Purchase Payment must accompany the application or order to purchase in order for the Contract to become effective.

  The minimum Purchase Payment is $5,000. The Company retains the right to limit the amount of the maximum Purchase Payment to $1,000,000 without prior approval.

  On the date we receive your Purchase Payment, it becomes part of our general assets and is credited to an account we establish for you. We then issue a Contract and confirm the Purchase Payment in writing. You may not contribute additional Purchase Payments to the Contract in the future. You may, however, purchase additional Contracts at the then-effective interest rates.

  In the event that your application or order to purchase is not properly completed, we will attempt to contact your agent or broker by telephone. We will return an improperly completed application, along with the corresponding Purchase Payment, within ten days after we receive it, if the application or order to purchase has not been properly completed by that time.
- -------------------------------------------------------------------------------

RIGHT TO CANCEL

  State law may afford the right to cancel a Contract for a certain period of time after receipt of the Contract and may allow a refund of the Purchase Payment.

                              ACCUMULATION PERIOD
- -------------------------------------------------------------------------------

GUARANTEE PERIODS

  Upon application, you will select the duration of the Guarantee Period and corresponding Guaranteed Interest Rate from among those offered by us. Your Purchase Payment will earn interest at the Guaranteed Interest Rate during the entire Guaranteed Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.

  The following example is an illustration of how interest will be credited to your Account Value during each Guarantee Period. For the purpose of this example we have made the assumptions indicated.

 NOTE: THE FOLLOWING EXAMPLE ASSUMES NO SURRENDERS, DEDUCTIONS FOR PREMIUM TAXES, OR PRE-AUTHORIZED PAYMENT OF INTEREST DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SUCH INTERIM SURRENDER (SEE "SURRENDERS," PAGE 5). THE HYPOTHETICAL GUARANTEED INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

            EXAMPLE OF COMPOUNDING AT THE GUARANTEED INTEREST RATE

                       Beginning Account Value: $50,000
                           Guarantee Period: 5 years

                Guaranteed Interest Rate: 5.50% per annum

                                            END OF CONTRACT YEAR
- -----------------------------------------------------------------------------------
                            YEAR 1      YEAR 2      YEAR 3      YEAR 4     YEAR 5
- -----------------------------------------------------------------------------------
Beginning Account Value.   $50,000.00
X (1+ Guaranteed Inter-
 est Rate)..............        1.055
                          -----------
                           $52,750.00
                          ===========
Account Value at end of
 Contract Year 1........               $52,750.00
X (1+ Guaranteed Inter-
 est Rate) .............                    1.055
                                      -----------
                                       $55,651.25
                                      ===========
Account Value at end of
 Contract Year 2........                           $55,651.25
X (1+ Guaranteed Inter-
 est Rate)..............                                1.055
                                                  -----------
                                                   $58,712.07
                                                  ===========
Account Value at end of
 Contract Year 3........                                      $58,712.07
X (1+ Guaranteed Inter-
 est Rate)..............                                           1.055
                                                              ----------
                                                              $61,941.23
                                                              ==========
Account Value at end of
 Contract Year 4........                                                 $61,941.23
X (1+ Guaranteed Inter-
 est Rate)..............                                                      1.055
                                                                         ----------
                                                                         $65,348.00
                                                                         ----------
Account Value at end of Guarantee
 Period (i.e. Maturity Value)                                            $65,348.00
                                                                         ==========
Total Interest Credited
 in Guarantee Period--    $65,348.00 - 50,000.00 = $15,348.00
Account Value at end of
 Guarantee Period--       $50,000.00 + 15,348.00 = $65,348.00

- -------------------------------------------------------------------------------

  At the end of any Guarantee Period, a subsequent Guarantee Period will begin. The Account Value at the beginning of any subsequent Guarantee Period will equal the Account Value at the end of the Guarantee Period just ending. This Account Value will earn interest at the subsequent Guaranteed Interest Rate. We will notify you in writing about selecting a subsequent Guarantee Period before maturity. This written notification will not specify the then-current Guaranteed Interest Rates. You may elect, during the 30-day period before the end of the then-current Guarantee Period, a Guarantee Period of a duration available at that time. The election may be made by notifying us in writing or by telephone.

  If no election is made, we will automatically transfer the Account Value into a one-year Guarantee Period. At any time during that year, you may elect to transfer from your current automatic one-year Guarantee Period into another Guarantee Period of a different duration. No Market Value Adjustment, transfer or surrender charge will be applied. Surrender charges will continue to be based on time elapsed from the original Contract Date.

  In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. For example, if you are age 72 upon the expiration of a Guarantee Period and you have chosen age 75 as an Annuity Commencement Date, we will provide a three-year Guarantee Period to equal the number of years remaining before your Annuity Commencement Date. Your Account Value will then earn interest at a Guaranteed Interest Rate that we have declared for that duration.

  We will notify you of any subsequent Guaranteed Interest Rate applicable to your Contract. You may also contact us to inquire about subsequent Guaranteed Interest Rates.

                  ESTABLISHMENT OF GUARANTEED INTEREST RATES
- -------------------------------------------------------------------------------

  You will know the Guaranteed Interest Rate for the Guarantee Period you choose at the time you purchase your Contract, and we will send you a confirmation that will show the amount of your Purchase Payment and the applicable Guaranteed Interest Rate. After the end of each calendar year, we will send you a statement that will show (a) your Account Value as of the end of the preceding year, (b) all transactions regarding your Contract during the year, (c) your Account Value at the end of the current year, and (d) the Guaranteed Interest Rate being credited to your Contract.

  The Company has no specific formula for determining Guaranteed Interest Rates in the future. The Guaranteed Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company," page 11.) In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors.

  THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST
RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.
- -------------------------------------------------------------------------------

                                  SURRENDERS
- -------------------------------------------------------------------------------

GENERAL

  The Company will permit full and partial surrenders of the Contract at any time, subject to surrender charges described below. In the case of all surrenders, the Cash Value and Maturity Value will be reduced.

  Upon request, the Company will inform you of the amount payable upon a full or partial surrender. Any full, partial or special surrender may be subject to tax. (See "Federal Tax Considerations," page 12.)

  For Participants in Section 403(b) tax-deferred annuity plans, a cash surrender may not be made from certain amounts prior to the earliest of age 59 1/2, separation from service, death, disability or hardship. (See "Federal Tax Considerations--Section 403(b) Plans and Arrangements," page 12.)

SURRENDER CHARGE

  There are no sales charges deducted from a Purchase Payment when it is received. However, a surrender charge may be assessed on surrenders made before the end of the seventh Contract Year. The surrender charge is computed as a percentage of the Cash Value (or portion thereof) being surrendered. The chart below indicates the percentage charge applied during the specified Contract Year:

           CONTRACT YEAR                             CHARGE AS A PERCENTAGE OF
     IN WHICH SURRENDER IS MADE                             CASH VALUE
     --------------------------                      -------------------------
                 1                                               7%
                 2                                               6%
                 3                                               5%
                 4                                               4%
                 5                                               3%
                 6                                               2%
                 7                                               1%
             Thereafter                                          0%

  No surrender charge will be made for surrender dates after Contract Year 7 or certain surrenders effective at the end of a Guarantee Period. (See "Special Surrenders," below.)

MARKET VALUE ADJUSTMENT

  The amount payable on a full or partial surrender made prior to the end of any Guarantee Period may be adjusted up or down by the application of the Market Value Adjustment.

  The Market Value Adjustment reflects, at the time of surrender, the relationship between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the duration left in your Guarantee Period, and the Guaranteed Interest Rate that applies to your Contract.

  Generally, if your Guaranteed Interest Rate is lower than the applicable current Guaranteed Interest Rate, then the application of the Market Value Adjustment will result in a lower payment upon surrender. Conversely, if your Guaranteed Interest Rate is higher than
- -------------------------------------------------------------------------------
the applicable current Guaranteed Interest Rate, the application of the Market Value Adjustment will result in a higher payment upon surrender.

  For example, assume you purchase a Contract and select an initial Guarantee Period of ten years which has a Guaranteed Interest Rate of 8% per annum. Assume at the end of seven years you make a partial surrender. If the current three-year Guaranteed Interest Rate is then 6%, the amount payable upon partial surrender will increase after the application of the Market Value Adjustment. On the other hand, if the current three-year Guaranteed Interest Rate is higher than your 8% Guaranteed Interest Rate, for example, 10%, the application of the Market Value Adjustment will decrease the amount payable to you upon this partial surrender.

  Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. It is possible that the amount you receive upon surrender would be less than the original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount you receive upon surrender may be more than the original Purchase Payment plus accrued interest.

  The formula for calculating the Market Value Adjustment is set forth in Appendix B to this Prospectus, which also contains an additional illustration of the application of the Market Value Adjustment.

SPECIAL SURRENDERS

  No surrender charge or Market Value Adjustment will apply for full or partial surrenders taken: (1) at the end of an initial Guarantee Period of at least three years in duration; or (2) at the end of any other Guarantee Period provided the surrender occurs on or after the fifth Contract Year. However, Guarantee Periods initiated through the Guaranteed Period Exchange Option will be subject to the surrender charges based on the original Contract Date. (See "Guarantee Period Exchange Option," page 7.)

  No surrender charges will be assessed upon the application of your Account Value to elect an annuity option on the Annuity Commencement Date (except if the Fifth Option is elected within the First Contract Year). A Market Value Adjustment will be applied if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an annuity option, you must notify us at least 30 days before your Annuity Commencement Date.

  In addition, we will send you any interest that has been credited during the prior Contract Year if you so request in writing. No surrender charge or Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to federal or state taxes.

WAIVER OF SURRENDER CHARGE

  The surrender charge may be waived if:

    (a) distributions are applied to any one of the annuity options (except if the Fifth Option is elected within the first Contract Year);

- -------------------------------------------------------------------------------

    (b) you become disabled (as defined by the Internal Revenue Code ("Code") Section 72 (m)(7)) subsequent to purchase of the Contract;

    (c) the Owner or Annuitant dies and payment of a death benefit is made to the Beneficiary;

    (d) as a participant under a tax-deferred annuity plan (Section 403(b) plan), you retire after age 55 and the Contract has been in force for at least five years, provided that the payment is made directly to the Owner;

    (e) as Owner of an IRA, you reach age 70 1/2, and the Contract has been in force for at least five years;

    (f) as a participant under a qualified pension or profit sharing plan, including a 401(k) plan, you retire at or after age 59 1/2 and the Contract has been in force for at least five years, or if refunds are made under any such plan to satisfy the anti-discrimination test; or

    (g) as a participant under a Section 457 deferred compensation plan, you retire and the Contract has been in force for at least five years, or if a financial hardship or disability withdrawal as defined by the Code has been allowed by the plan administrator.

REDUCTION OR ELIMINATION OF SURRENDER CHARGES

  The amount of the surrender charge and duration that may be assessed on a Contract may be reduced or eliminated when sales of Contracts are made to persons in certain employee or professional purchase arrangements in such a manner that results in savings or reductions of sales and distribution expenses. Any such reduction in the surrender charge will be based on the size and type of groups to which sales are made (the sales and distribution expenses for a larger group are generally less than for a smaller group), and any prior or existing relationship with the Company.

  There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and distribution expenses. In no event will reductions or elimination of the surrender charge and its duration be permitted where such reductions or elimination would be unfairly discriminatory to any person.

GUARANTEE PERIOD EXCHANGE OPTION

  Once each Contract Year after the first year, you may elect to transfer from your current Guarantee Period into a new Guarantee Period of a different duration and at the then-current Guaranteed Interest Rate. A Market Value Adjustment will be applied to your current Account Value at the time of transfer. There will be no surrender charge for this exchange. However, surrender charges will continue to be based on time elapsed from the original Contract Date. We reserve the right to charge a fee of up to $50 for such transfers, but do not impose a transfer charge as of the date of this Prospectus.

PREMIUM TAXES

  Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 3 1/2%, depending upon jurisdiction. The Company, in compliance with any
- -------------------------------------------------------------------------------
applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract, but no earlier than when the Company has a tax liability under state law.

                                 DEATH BENEFIT
- -------------------------------------------------------------------------------

  A death benefit is payable to the Beneficiary upon the death of the Annuitant prior to the Annuity Commencement Date with no contingent Annuitant surviving. The death benefit will equal the Account Value, and will be calculated as of the date we receive written notification of due proof of death at the Company's Home Office. A Beneficiary may request that a death benefit payable under the Contract be applied to one of the annuity options available under the Contract, subject to the contract provisions.

  In addition, for nonqualified contracts, if the Owner dies (including the first of joint owners) before the Annuity Commencement Date with the Annuitant surviving, and if a distribution is made as a result of such death, as required by the Code's minimum distribution rules, the value of the death benefit will be credited to the individual(s) taking distributions upon death of the Owner. The individual(s) will generally be the surviving joint owner or the Beneficiary in accordance with all the circumstances and the terms of the Contract. The individual(s) may differ from the Beneficiary who was named by the Owner in a written request and who would receive any remaining contractual benefits upon the death of the Annuitant. The individual(s) may be paid in a single lump sum, or by other options, but should take distributions as required by the Code's minimum distribution rules. If the Owner's spouse is the surviving joint owner or Beneficiary, the spouse may elect to continue the Contract as owner in lieu of taking a distribution under the Contract.

                    PAYMENT UPON FULL OR PARTIAL SURRENDER
- -------------------------------------------------------------------------------

  We may defer payment of any surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under highly unusual circumstances will we defer a surrender payment more than 30 days, and if we defer payment for more than 30 days, we will pay interest of at least 3.5% per annum on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis.

                                ANNUITY PERIOD
- -------------------------------------------------------------------------------

ELECTION OF ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY

  When you apply for or complete a purchase order for a Contract, you may select an Annuity Commencement Date. If no date is elected, for nonqualified Contracts, the automatic
- -------------------------------------------------------------------------------
default age is 95. For qualified Contracts, the automatic default age is 70
1/2. Within 30 days prior to your Annuity Commencement Date, you may elect to have all or a portion of your Cash Value paid in a lump sum on your Annuity Commencement Date. Alternatively, you may elect, at least 30 days prior to the Annuity Commencement Date, to have your Cash Value or a portion thereof (less applicable premium taxes, if any) distributed under any of the Annuity Options described below. In the absence of such an election, for nonqualified
Contracts, the Cash Value will be applied on the Annuity Commencement Date under the Second Option to provide a life annuity with 120 monthly payments certain. For qualified Contracts, the Cash Value will be applied to the Fourth Option, to provide a Joint and Last Survivor Life Annuity. This Contract may not be surrendered after the commencement of annuity payments, except with respect to the Sixth Option.

CHANGE OF ANNUITY COMMENCEMENT DATE OR ANNUITY OPTION

  You may change the Annuity Commencement Date at any time as long as such change is made in writing and is received by us at least 30 days prior to the scheduled Annuity Commencement Date. Once an Annuity Option has begun, it may not be changed.

ANNUITY OPTIONS

  Any one of the following Annuity Options may be elected. Annuity payments may be available on a monthly, quarterly, semiannual or annual basis. The minimum amount that may be applied to Annuity Options is $2,000 unless we consent to a smaller amount.

  FIRST OPTION - LIFE ANNUITY: An annuity payable during the lifetime of the Annuitant, ceasing with the last payment prior to the Annuitant's death. Upon the death of the Annuitant, no additional annuity payments will be made.

  SECOND OPTION - LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS
CERTAIN: An annuity providing income to the Annuitant for a guaranteed period of 120 months, 180 months, or 240 months (as selected), and for as long thereafter as the Annuitant lives.

  THIRD OPTION - CASH REFUND LIFE ANNUITY: An annuity payable during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the Cash Value applied to this option on the Annuity Commencement Date minus the dollar amount of annuity payments already paid.

  FOURTH OPTION - JOINT AND LAST SURVIVOR LIFE ANNUITY: An annuity payable during the lifetimes of the Annuitant and a designated second person, ceasing with the last payment prior to the death of the survivor. Upon the death of the last survivor, no additional annuity payments will be made.

  FIFTH OPTION - PAYMENTS FOR A DESIGNATED PERIOD: An amount payable for the guaranteed number of years selected which may be from five to thirty years.

  SIXTH OPTION - ANNUITY PROCEEDS SETTLEMENT OPTION: Proceeds from the Death Benefit may be left with the Company for a period not to exceed five years from the date of the Owner's or Annuitant's death prior to the Annuity Commencement Date. The proceeds will remain in the same Guarantee Period and continue to earn the same Guaranteed Interest Rate as at the time of death. If the Guarantee Period ends before the end of the five-year
- -------------------------------------------------------------------------------
period, the Beneficiary may elect a new Guarantee Period with a duration not to exceed the time remaining in the period of five years from the date of the Owner's or Annuitant's death. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining Cash Value will equal the proceeds left with the Company, minus any surrender charge and applicable premium tax, plus any interest earned. A Market Value Adjustment will be applied to all surrenders except those occurring at the end of a Guarantee Period.

  The Tables in the Contract reflect guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five Annuity Options listed above. Under the First, Second or Third Options, the amount of each payment will depend upon the age (and, for nonqualified Contracts, sex) of the Annuitant at the time the first payment is due. Under the Fourth Option, the amount of each payment will depend upon the payees' ages at the time the first payment is due (and, for nonqualified Contracts, the sex of both payees).

  The Tables for the First, Second, Third and Fourth Options are based on the 1983 Individual Annuitant Mortality Table A with ages set back one year and a net investment rate of 3% per annum. The table for the Fifth Option is based on a net investment rate of 3% per annum. If mortality appears more favorable and interest rates so justify, at our discretion, we may apply other tables which will result in higher payments for each $1,000 applied under one or more of the first five Annuity Options.

ANNUITY PAYMENT

  The first payment under any Annuity Option will be made on the Annuity Commencement Date. Subsequent payments will be made in accordance with the manner of payment selected and will be based on the first payment date.

  The option elected must result in a payment at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

  Once annuity payments have commenced, no surrender of the annuity benefit (including benefits under the Fifth Option) can be made for the purpose of receiving a lump-sum settlement.

DEATH OF ANNUITANT AFTER ANNUITY COMMENCEMENT DATE

  In the event of the Annuitant's death after the Annuity Commencement Date any amount payable as a death benefit will be distributed at least as rapidly as under the method of distribution in effect.
- -------------------------------------------------------------------------------

                          INVESTMENTS BY THE COMPANY
- -------------------------------------------------------------------------------

  Assets of the Company must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the Contracts, and other general account products, will be funded by the Company's general account. All proceeds of the Contracts will be used for general corporate purposes.

  In establishing Guaranteed Interest Rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates," page 4.) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While the foregoing generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal and state laws.

                        AMENDMENT OF THE CONTRACTS
- -------------------------------------------------------------------------------

  We reserve the right to amend the Contracts to comply with applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                       ASSIGNMENT OF THE CONTRACTS
- -------------------------------------------------------------------------------

  Your rights as evidenced by a Contract may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

                         DISTRIBUTION OF THE CONTRACTS
- -------------------------------------------------------------------------------

  Tower Square Securities, Inc. ("TSSI") is the principal underwriter of the Contracts. TSSI is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. TSSI is an indirect wholly owned subsidiary of Travelers Group Inc.

  TSSI may enter into distribution agreements with certain broker-dealers registered under the 1934 Act. Under the distribution agreements such broker-dealers may offer Contracts to
- -------------------------------------------------------------------------------
persons who have established an account with the broker-dealer. In addition, the Company may offer certificates to members of certain other eligible groups. The Company will pay a maximum commission of 5% of the Purchase
Payment for the sale of a Contract.

  From time to time, the Company may offer customers of certain broker-dealers special Guaranteed Interest Rates and negotiated commissions. The Company may pay a commission on an Owner's election of a subsequent Guarantee Period. In addition, the Company may offer Contracts to members of certain other eligible groups through trusts or otherwise.

                          FEDERAL TAX CONSIDERATIONS
- -------------------------------------------------------------------------------

GENERAL

  The Company is taxed as a life insurance company under Subchapter L of the Code. Generally, amounts credited to a contract are not taxable until received by the Contract Owner, participant or beneficiary, either in the form of annuity payments or other distributions. Tax consequences and limits are described further below for each annuity program.

SECTION 403(B) PLANS AND ARRANGEMENTS

  Purchase Payments for a tax deferred annuity contract may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, such payments are not currently includable in the gross income of the participants. Increases in the value of the contract attributable to these Purchase Payments are similarly not subject to current taxation. The income in the contract is taxable as ordinary income whenever distributed.

  An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions.

  Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

  Distributions must begin by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply at the death of the participant.
Certain rollover distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403(b) contract or to an Individual Retirement Arrangement
(IRA) without federal income tax withholding.
- -------------------------------------------------------------------------------

QUALIFIED PENSION AND PROFIT-SHARING PLANS

  Under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the code, a Purchase Payment made by an employer is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

  Distributions in the form of annuity payments are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions described in Section 402 of the Code may be eligible for special ten-year forward averaging treatment for individuals born before January 1, 1936. All individuals may be eligible for favorable five-year forward averaging of lump-sum distributions after age 59 1/2. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

  An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions.

INDIVIDUAL RETIREMENT ANNUITIES

  To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). (Note: The minimum Purchase Payment allowed for this Contract is $5,000.) There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse based on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

  Partial or full distributions made prior to the age of 59 1/2 are treated as ordinary income. Amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

  Section 407(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP in funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SECTION 457 PLANS

  Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals.
- -------------------------------------------------------------------------------

  The Owner of contracts issued under Section 457 plans is the employer or a contractor of the participant and amounts may not be made available to participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of annuity contracts purchased by Section 457 plans are subject to the claims of general creditors of the employer or contractor.

  Distributions must begin generally by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participant.

  All distributions from plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

NONQUALIFIED ANNUITIES

  Individuals may purchase tax-deferred annuities without tax law funding limits. The Purchase Payment receives no tax benefit, deduction or deferral, but increases in the value of the Contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for Contracts issued after April 22, 1987, all deferred increases in value will be includable in income annually. Furthermore, for Contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of an Owner when that Owner transfers the Contract without adequate considerations.

  The federal tax law requires nonqualified annuity contracts issued on or after January 19, 1985 to meet minimum mandatory distribution requirements upon the death of the Contract Owner. Failure to meet these requirements will cause the succeeding Contract Owner or beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends upon whether an Annuity Option is elected or whether the succeeding Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules.

  If two or more nonqualified annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before annuitization of a contract will generally be taxed on an income-first basis to the extent of income in the contract. Certain pre-August 14, 1982 deposits into a nonqualified annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash
Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash withdrawal under the tax law.
- -------------------------------------------------------------------------------

  With certain exceptions, the law will impose an additional tax if a Contract Owner makes a withdrawal of any amount under the contract which is allocable to an investment made after August 13, 1982. The amount of the additional tax will be 10% of the amount includable in income by the Contract Owner because of the withdrawal. The additional tax will not be imposed if the amount is received on or after the Contract Owner reaches the age of 59 1/2, or if the amount is one of a series of substantially equal periodic payments made for life or life expectancy of the taxpayer. The additional tax will not be imposed if the withdrawal or partial surrender follows the death or disability of the Contract Owner.

FEDERAL INCOME TAX WITHHOLDING

  The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

  1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

     There is an unwaivable 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

     A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

  2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

     To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

  3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

     The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient
- -------------------------------------------------------------------------------
    were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from the withholding requirements.

  Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

  Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

TAX ADVICE

  Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, participant or beneficiary who may make elections under a contract. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax-benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

                                 LEGAL OPINION
- -------------------------------------------------------------------------------

  Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this Prospectus and the organization of the Company, its authority to issue such Contracts under Connecticut law, the Limited Guarantee and the validity of the forms of the Contracts under Connecticut law have been passed on by the General Counsel of the Life and Annuities Division of Travelers Insurance.

                            INDEPENDENT ACCOUNTANTS
- -------------------------------------------------------------------------------

  The consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 1994 and the consolidated balance sheets of The Travelers Insurance Company as of December 31, 1994 and 1993, included in The Travelers Insurance Company's Form 10-K for the year ended December 31, 1994, have been incorporated by
- -------------------------------------------------------------------------------
reference herein in reliance upon the report (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to a change in accounting for investments. The consolidated statements of operations and retained earnings and cash flows of The Travelers Insurance Company for the years ended December 31, 1993 and 1992, have been incorporated by reference herein in reliance upon the reports dated January
24, 1994 and February 9, 1993 (except for Notes 2 and 5 as to which the date is January 24, 1994), which report includes an explanatory paragraph regarding the Company's change in its methods of accounting for postretirement benefits other than pensions, income taxes and foreclosed assets in 1992 (also incorporated by reference herein) of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

                            LIMITED GUARANTEE
- -------------------------------------------------------------------------------

  Travelers Insurance has agreed to pay in full to any owner of a Contract the principal and interest under the Contract, as and when due to the extent that the Company has not made such payment. This is not a guarantee that the principal and interest under the Contract will maintain any specific level or amount. It is a guarantee of the Company's obligation to pay the principal and interest due under the Contract. There can be no assurance that the amount so due will equal or exceed the Purchase Price.

  This Limited Guarantee has been filed as an exhibit to the Registration Statement, of which this Prospectus forms a part.

  This Limited Guarantee will remain in effect for only so long as the Contracts described in this Prospectus remain in effect.

                    THE TRAVELERS LIFE AND ANNUITY COMPANY
- -------------------------------------------------------------------------------

BUSINESS

  The Travelers Life and Annuity Company (the "Company") is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc. The Company is a stock insurance company chartered in 1973 in the state of Connecticut and has been continuously engaged in the insurance business since that time. The Company offers individual life insurance and annuities to individuals and small businesses. It also provides group pension deposit products, including guaranteed investment contracts, and annuities to employer-sponsored retirement and savings plans.

  The Company is licensed to conduct a life insurance business in a majority of the states of the United States and intends to seek licensure in the remaining states, except New York. The Company's Home Office is located at One Tower Square, Hartford, Connecticut, 06183.

SELECTED FINANCIAL DATA

  The following selected financial data for the Company should be read in conjunction with the financial statements and notes thereto beginning on page
24.
- -------------------------------------------------------------------------------

                       SELECTED FINANCIAL DATA FOR

                  THE TRAVELERS LIFE AND ANNUITY COMPANY

                         STATEMENTS OF OPERATIONS

                              (IN MILLIONS)

                                         FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------
                                        1994    1993    1992    1991*     1990*#
                                        -----   -----   -----  ---------  -------
REVENUES:
Premiums............................... $   3   $   5   $   5  $  (2,251)  $  108
Net investment income..................    66      58      64        222      416
Realized investment gains (losses).....    (2)     12      21         22       (7)
Other..................................    19       9       7          6        1
                                        -----   -----   -----  ---------   ------
                                           86      84      97     (2,001)     518
                                        -----   -----   -----  ---------   ------
BENEFITS AND EXPENSES:
Current and future insurance benefits..    55      67      68     (2,077)     414
General and administrative expenses....     3       3       8          8       14
Other..................................    --       1      --         12       27
                                        -----   -----   -----  ---------   ------
                                           58      71      76     (2,057)     455
                                        -----   -----   -----  ---------   ------
Income before federal income taxes and
 cumulative effect of changes in
 accounting principles.................    28      13      21         56       63
Federal income tax expense (benefit)...    10      (1)     15         19       30
                                        -----   -----   -----  ---------   ------
Income before cumulative effect of
 changes in accounting principles......    18      14       6         37       33
Cumulative effect of changes in
 accounting principles, net of tax.....    --      --       3         --       --
                                        -----   -----   -----  ---------   ------
Net Income............................. $  18   $  14   $   9  $      37   $   33
                                        =====   =====   =====  =========   ======

* Includes results of The Travelers Life Insurance Company, a former subsidiary of the Company, through May 31, 1991. Effective June 1, 1991, the Company terminated its reinsurance agreements with Travelers Insurance that ceded group and individual annuity business from Travelers Insurance to the Company. Effective with the termination of these agreements, all assets and liabilities, as well as premiums and claims associated with this business, were transferred at book value to Travelers Insurance. This transfer resulted in a decrease of approximately $2.3 billion in assets, liabilities, premiums and claims during 1991. This transaction had no impact on net income.

# Unaudited

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Company primarily writes single premium group annuity close-out contracts and, since June 1991, individual structured settlement annuities. The single premium group annuity contracts are typically purchased by employer-sponsored pension plans upon termination of the plan, asset reversion or other significant plan changes. As a result, sales activity can vary significantly from period to period.

  The individual structured settlement contracts are purchased by an affiliate, The Travelers Indemnity Company, in connection with the settlement of certain of its policyholder obligations. All structured settlement contracts are issued through a separate account of the
- -------------------------------------------------------------------------------

Company. Accordingly, the Company's other revenues include the net activity of the separate account, i.e., structured settlement policyholder benefits and expenses net of the related revenues.

  The Company also writes a small amount of individual life insurance, which is fully reinsured with The Travelers Insurance Company (the Company's parent), and, from January 1993 until December 1994, wrote group accident and health business through a separate account.

              THREE MONTHS ENDED MARCH 31, 1995 (UNAUDITED)

        COMPARED TO THREE MONTHS ENDED MARCH 31, 1994 (UNAUDITED)

  The net loss for the three months ended March 31, 1995 was $0.2 million, compared to net income of $1.5 million for the same period in 1994. Excluding realized investment gains and losses, operating earnings increased from $1.7 million in 1994 to $3.5 million in 1995, reflecting a modest increase in retained investment margins and reduction of operating expenses.

  Premiums and deposits amounted to $7.7 million in the first quarter of 1995, a 29% decrease compared to 1994, reflecting a decline in group annuity single premiums and a modest decline in structured settlement sales. Deposits relate to separate account receipts. As noted above, separate account revenues and expenses are included in revenues on a net basis.

  Policyholder benefit reserves, including separate accounts, aggregated $1.5 billion at March 31, 1995, level with the prior year amount.

                         YEAR ENDED DECEMBER 31, 1994
                   COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Net income for the year ended December 31, 1994 increased 35% over 1993 to $18.3 million. Excluding realized investment gains and losses, operating earnings increased from $5.8 million in 1993 to $19.8 million in 1994. In 1994, pre-tax retained investment margins increased by $28.4 million, reflecting both a significant improvement in investment income resulting from higher interest rates and the reinvestment of proceeds from the sale of underperforming real estate, partially offset by the amortization of purchase accounting adjustments on invested assets and policyholder liabilities made in conjunction with Primerica Corporation's December 31, 1993 acquisition of The Travelers Corporation (Primerica Corporation's name was subsequently changed to Travelers Group Inc.) This increase in retained investment margins was partially offset by the 1993 impact of tax benefits from the resolution of prior year federal income tax audit issues.

  Premiums and deposits for 1994 totaled $41.1 million, compared to $49.9 million in 1993. The 18% decline is primarily attributable to lower structured settlement sales volume.

  Policyholder benefit reserves, including separate accounts, aggregated $1.5 billion at December 31, 1994, a 12% decrease from the prior year-end amount.
This decrease is primarily attributable to the scheduled termination of the group accident and health separate account contract.
- -------------------------------------------------------------------------------

                         YEAR ENDED DECEMBER 31, 1993
                   COMPARED TO YEAR ENDED DECEMBER 31, 1992

  Net income for the year ended December 31, 1993 increased 53% to $13.6 million. Excluding realized investment gains, the cumulative effects in 1992 of changes in accounting for postretirement benefits and for income taxes, and changes in effective federal tax rates, 1993 operating results were level with 1992.

  1993 premiums and deposits aggregated $49.9 million, down 30% from 1992 as a result of a decline in structured settlement sales.

  Policyholder benefit reserves, including separate accounts, aggregated $1.7 billion at December 31, 1993. The 31% increase over the prior year-end is primarily attributable to the establishment of the group accident and health separate account and the purchase accounting adjustments made in conjunction with the December 31, 1993 acquisition by Primerica Corporation.
- -------------------------------------------------------------------------------

                  THE TRAVELERS LIFE AND ANNUITY COMPANY

    CONDENSED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (UNAUDITED)

                              (IN THOUSANDS)

                                                               THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
REVENUES
Premiums.................................................... $     79  $  2,992
Net investment income.......................................   15,869    14,672
Realized investment losses..................................   (5,618)     (201)
Other.......................................................    3,690     3,691
                                                             --------  --------
                                                               14,020    21,154
                                                             --------  --------
BENEFITS AND EXPENSES
Current and future insurance benefits.......................   13,330    18,055
Amortization of value of insurance in force.................      313       --
General and administrative expenses.........................      674       766
                                                             --------  --------
                                                               14,317    18,821
                                                             --------  --------
Income (loss) before federal income taxes...................     (297)    2,333
Federal income taxes (benefit)..............................     (127)      800
                                                             --------  --------
Net income (loss)...........................................     (170)    1,533
Retained earnings beginning of period.......................  128,990   110,665
                                                             --------  --------
Retained earnings end of period............................. $128,820  $112,198
                                                             ========  ========

               See notes to condensed financial statements.
- --------------------------------------------------------------------------------

                  THE TRAVELERS LIFE AND ANNUITY COMPANY

                          CONDENSED BALANCE SHEET

                              (IN THOUSANDS)

                                                        MARCH 31,   DECEMBER 31,
                                                          1995          1994
                                                       -----------  ------------
                                                       (UNAUDITED)
ASSETS
Investments........................................... $  831,125    $  851,037
Separate accounts.....................................    820,669       820,384
Deferred federal income taxes.........................     82,272        94,315
Other assets..........................................     79,416        35,633
                                                       ----------    ----------
  Total assets........................................ $1,813,482    $1,801,369
                                                       ==========    ==========
LIABILITIES
Future policy benefits................................ $  686,594    $  691,108
Separate accounts.....................................    807,461       808,181
Other liabilities.....................................     36,129        43,960
                                                       ----------    ----------
  Total liabilities...................................  1,530,184     1,543,249
                                                       ==========    ==========
SHAREHOLDER'S EQUITY
Capital stock, par value $100; 100,000 shares
 authorized, 30,000 issued and outstanding............      3,000         3,000
Additional paid-in capital............................    167,355       167,354
Unrealized investment losses, net of taxes............    (15,877)      (41,224)
Retained earnings.....................................    128,820       128,990
                                                       ----------    ----------
  Total shareholder's equity..........................    283,298       258,120
                                                       ----------    ----------
  Total liabilities and shareholder's equity.......... $1,813,482    $1,801,369
                                                       ==========    ==========

               See notes to condensed financial statements.
- --------------------------------------------------------------------------------

                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                                MARCH 31, 1995

1. GENERAL

  The interim financial statements of The Travelers Life and Annuity Company (the Company), a wholly owned subsidiary of The Travelers Insurance Company (an indirect, wholly owned subsidiary of Travelers Group Inc.), have been prepared in conformity with generally accepted accounting principles (GAAP) and are unaudited. They reflect all adjustments (none of which were other than normal recurring adjustments) necessary, in the opinion of management, for a fair statement of results for the periods reported.

  Certain financial information that is normally included in financial statements prepared in accordance with GAAP but is not required for interim reporting purposes has been condensed or omitted.

2. CHANGES IN ACCOUNTING PRINCIPLES

  Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures", and Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", which describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements also amend existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these statements did not have a material effect on results of operations or financial position.

3. COMMITMENTS AND CONTINGENCIES

  The Company is a defendant in various litigation matters. Although there can be no assurances, as of March 31, 1995, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.
- -------------------------------------------------------------------------------

                  THE TRAVELERS LIFE AND ANNUITY COMPANY

               CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)

                        INCREASE (DECREASE) IN CASH

                              (IN THOUSANDS)

                                                                THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                              -----------------
                                                                1995     1994
                                                              --------  -------
Net cash provided by (used in) operating activities.........  $(39,511) $27,596
                                                              --------  -------
Cash flows from investing activities
  Investment repayments
    Fixed maturities........................................     1,747   10,767
    Mortgage loans..........................................     6,666   19,081
  Proceeds from sales of investments, including real estate
   held for sale
    Fixed maturities........................................    75,448      295
    Equity securities.......................................     1,925      569
    Mortgage loans..........................................       902       10
    Real estate held for sale...............................       --    10,442
  Investments in
    Fixed maturities........................................   (37,448) (73,021)
    Equity securities.......................................       (65)     (33)
    Short-term securities, (purchases) sales, net...........     9,363   (6,885)
    Other investments, net..................................    (1,010)   1,979
  Securities transactions in course of settlement...........   (18,311)   9,985
                                                              --------  -------
    Net cash provided by (used in) investing activities.....    39,217  (26,811)
                                                              --------  -------
Net increase (decrease) in cash.............................      (294)     785
Cash at beginning of period.................................       296      --
                                                              --------  -------
Cash at end of period.......................................  $      2  $   785
                                                              ========  =======
Supplemental disclosure of cash flow information
  Income taxes paid.........................................  $ 34,474  $   --
                                                              ========  =======

               See notes to condensed financial statements.
- --------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY











                              Financial Statements

              for the years ended December 31, 1994, 1993 and 1992

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

                              FINANCIAL STATEMENTS

                                     INDEX






                                                                            Page

Independent Auditors' Reports                                               1-3

Financial Statements:

  Statement of Operations and Retained Earnings
    for the years ended December 31, 1994, 1993 and 1992                      4

  Balance Sheet - December 31, 1994 and 1993                                  5

  Statement of Cash Flows
    for the years ended December 31, 1994, 1993 and 1992                      6

  Notes to Financial Statements                                            7-26

Glossary of Insurance Terms                                               27-28

                         Independent Auditors' Report



The Board of Directors and Shareholder of
The Travelers Life and Annuity Company:


We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 1994 and 1993, and the related statements of operations and retained earnings and cash flows for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.



                                        /s/KPMG Peat Marwick LLP




Hartford, Connecticut
January 17, 1995

                       Report of Independent Accountants



To the Board of Directors and Shareholder of The Travelers Life and Annuity Company:


We have audited the statements of operations and retained earnings and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1993. These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1993 in conformity with generally accepted accounting principles.






/s/COOPERS & LYBRAND
Hartford, Connecticut
September 16, 1994

                       Report of Independent Accountants



To the Board of Directors and Shareholder of The Travelers Life and Annuity Company:


We have audited the statements of operations and retained earnings and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1992. These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1992 in conformity with generally accepted accounting principles.

As discussed in Notes 2, 7 and 9 to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions, accounting for income taxes and accounting for foreclosed assets in 1992.





/s/COOPERS & LYBRAND
Hartford, Connecticut
September 16, 1994

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS


- --------------------------------------------------------------------------------------------------------
(for the year ended December 31, in thousands)                     1994    |        1993            1992
- --------------------------------------------------------------------------------------------------------
REVENUES                                                                   |
Premiums                                                       $  3,498    |    $  4,524         $ 4,781
Net investment income                                            66,093    |      58,044          63,912
Realized investment gains (losses)                               (2,074)   |      11,955          21,403
Other                                                            18,702    |       9,102           7,542
- --------------------------------------------------------------------------------------------------------
                                                                 86,219    |      83,625          97,638
- --------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES                                                      |
Current and future insurance benefits                            55,596    |      67,489          68,253
General and administrative expenses                               2,758    |       3,075           8,045
- --------------------------------------------------------------------------------------------------------
                                                                 58,354    |      70,564          76,298
- --------------------------------------------------------------------------------------------------------
                                                                           |
Income before federal income taxes and                                     |
  cumulative effects of changes in                                         |
  accounting principles                                          27,865    |      13,061          21,340
- --------------------------------------------------------------------------------------------------------
Federal income taxes:                                                      |
  Current                                                         4,742    |      22,124          37,198
  Deferred                                                        4,798    |     (22,672)        (21,704)
- --------------------------------------------------------------------------------------------------------
                                                                  9,540    |        (548)         15,494
- --------------------------------------------------------------------------------------------------------
                                                                           |
Income before cumulative effects of changes                                |
  in accounting principles                                       18,325    |      13,609           5,846
Cumulative effect of change in accounting                                  |
  for postretirement benefits other than                                   |
  pensions, net of tax                                                -    |           -          (1,148)
Cumulative effect of change in accounting                                  |
  for income taxes                                                    -    |           -           4,171
- --------------------------------------------------------------------------------------------------------
                                                                           |
Net income                                                       18,325    |      13,609           8,869
Retained earnings beginning of year                             110,665    |      97,034          88,119
Preference stock tax benefit allocated by parent                      -    |          22              46
- --------------------------------------------------------------------------------------------------------
Retained earnings end of year                                  $128,990    |    $110,665         $97,034
- --------------------------------------------------------------------------------------------------------





                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 BALANCE SHEET



- ---------------------------------------------------------------------------------------------------
(at December 31, in thousands)                                                  1994           1993
- ---------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at market in 1994
  (cost, $624,347); at lower of aggregate cost or market
  in 1993 (market, $487,010)                                               $  559,142    $  486,195
Equity securities, at market (cost, $14,252; $22,827)                          16,064        24,666
Mortgage loans                                                                152,359       246,965
Real estate held for sale, net of accumulated depreciation of $337; $0          6,810        30,983
Short-term securities                                                          44,472        43,326
Other investments                                                              72,190        75,708
- ---------------------------------------------------------------------------------------------------
         Total investments                                                    851,037       907,843
- ---------------------------------------------------------------------------------------------------
Cash                                                                              296             -
Investment income accrued                                                      10,211        11,296
Reinsurance recoverable                                                           573           523
Deferred federal income taxes                                                  94,315        78,007
Separate accounts                                                             820,384       949,772
Value of insurance in force                                                    21,014             -
Other assets                                                                    3,539        15,703
- ---------------------------------------------------------------------------------------------------
         Total assets                                                      $1,801,369    $1,963,144
- ---------------------------------------------------------------------------------------------------

LIABILITIES
Future policy benefits                                                     $  691,108      $707,916
Current federal income taxes                                                   26,071        20,305
Separate accounts                                                             808,181       942,633
Other liabilities                                                              17,889        11,383
- ---------------------------------------------------------------------------------------------------
         Total liabilities                                                  1,543,249     1,682,237
- ---------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000
  shares authorized, 30,000 issued and outstanding                              3,000         3,000
Additional paid-in capital                                                    167,354       166,047
Unrealized investment gains (losses), net of taxes                            (41,224)        1,195
Retained earnings                                                             128,990       110,665
- ---------------------------------------------------------------------------------------------------
         Total shareholder's equity                                           258,120       280,907
- ---------------------------------------------------------------------------------------------------

         Total liabilities and shareholder's equity                        $1,801,369    $1,963,144
- ---------------------------------------------------------------------------------------------------


                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                            STATEMENT OF CASH FLOWS
                          Increase (Decrease) in Cash



- -----------------------------------------------------------------------------------------------------
(for the year ended December 31, in thousands)                    1994    |       1993           1992
- -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                      |
  Premiums collected                                          $  3,498    |   $  4,524        $10,034
  Net investment income received                                57,240    |     53,944         64,304
  Benefits and claims paid                                     (72,298)   |    (74,660)       (76,873)
  Operating expenses paid                                       (4,400)   |     (3,249)        (6,562)
  Income taxes refunded (paid)                                   1,030    |    (10,661)       (25,537)
  Trading account investments (purchases) sales, net                 -    |     35,093        (18,341)
  Other                                                         22,507    |       (683)       (19,101)
- -----------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities        7,577    |      4,308        (72,076)
- -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                                      |
  Investment repayments                                                   |
    Fixed maturities                                            29,043    |     29,479         28,409
    Mortgage loans                                              60,260    |     53,835         80,904
  Proceeds from investments sold                                          |
    Fixed maturities                                            41,671    |     46,001          4,527
    Equity securities                                            9,373    |      7,676         34,058
    Mortgage loans                                              23,327    |     11,835         26,120
    Real estate                                                 34,181    |     26,014         20,025
  Investments in                                                          |
    Fixed maturities                                          (204,412)   |   (206,682)       (75,479)
    Equity securities                                             (375)   |     (5,280)       (15,577)
    Mortgage loans                                              (5,607)   |          -           (599)
  Short-term securities, (purchases) sales, net                 (1,146)   |    (16,430)       (26,310)
  Other investments, (purchases) sales, net                        682    |     46,595        (11,437)
  Securities transactions in course of settlement                5,722    |      1,133          7,095
- -----------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities       (7,281)   |     (5,824)        71,736
- -----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                               $    296    |   $ (1,516)       $  (340)
- -----------------------------------------------------------------------------------------------------

Cash at December 31                                           $    296        $      -        $ 1,516
- -----------------------------------------------------------------------------------------------------





                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC). TIC is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIG). TIG is an indirect wholly owned subsidiary of The Travelers Inc. Significant accounting policies used in the preparation of the accompanying financial statements follow.

       Basis of presentation

       In December 1992, Primerica Corporation (Primerica) acquired approximately 27% of The Travelers Corporation's common stock (the Acquisition). The Acquisition was accounted for as a purchase.

       Effective December 31, 1993, Primerica acquired the approximately 73% of The Travelers Corporation common stock which it did not already own, and The Travelers Corporation was merged into Primerica, which was renamed The Travelers Inc. This was effected through the exchange of .80423 shares of The Travelers Inc. common stock for each share of The Travelers Corporation common stock (the Merger). All subsidiaries of The Travelers Corporation were contributed to TIG.

       The Acquisition and the Merger are being accounted for as a "step acquisition." The step acquisition method of purchase accounting requires that the assets and liabilities of the Company be recorded at the fair values determined at each acquisition date (i.e., 27% of values at December 31, 1992 as carried forward and 73% of the values at December 31, 1993). These assets and liabilities are reflected in the balance sheet at December 31, 1993 based upon management's then best estimate of their fair values. Evaluation and appraisal of assets and liabilities, including investments, the value of insurance in force, reinsurance recoverable, other insurance assets and liabilities and related deferred income taxes were completed during 1994. The excess of the 27% share of assigned value of identifiable net assets over cost at December 31, 1992, which was allocated to the Company through the "pushdown" basis of accounting, was approximately $1.3 million and is being amortized over ten years on a straight-line basis.

       The statement of operations and retained earnings, the statement of cash flows and the related accompanying notes for the year ended December 31, 1994, which are presented on a purchase accounting basis, are separated from the corresponding 1993 and 1992 information, which is presented on a historical accounting basis, to indicate the difference in valuation bases.

       Certain prior year amounts have been reclassified to conform with the 1994 presentation.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Investments

       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Securities are classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to shareholder's equity at December 31, 1994. As of December 31, 1993, in conjunction with the Merger, all fixed maturities were classified as "available for sale" and recorded at the lower of aggregate cost or market value.

       Equity securities, which include common and nonredeemable preferred stocks, are carried at market values that are based primarily on quoted market prices. Changes in market values of equity securities are charged or credited directly to shareholder's equity, net of applicable income taxes.

       Mortgage loans are carried at amortized cost. Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value was established at time of foreclosure by appraisers, both internal and external, using discounted cash flow analyses and other acceptable techniques.

       Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future interest payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

       Forward commitments are not recorded in the balance sheet until the commitments are fulfilled.

       Investment Gains and Losses

       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date and, prior to the Merger, included adjustments to the valuation reserves. These adjustments reflected changes considered to be other than temporary in the net realizable value of investments. Also included are gains and losses arising from the translation of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

       Separate Accounts

       Separate accounts primarily represent funds for which the assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Each account has specific investment objectives. The liabilities associated with these separate account products provide for guarantees of mortality, morbidity, principal or interest and the related assets of these accounts are carried at amortized cost except at December 31, 1993, when the assets and liabilities of these accounts were recorded at the value assigned at the acquisition dates. Amounts assessed to the contractholders for management services are included in other revenues. Deposits and net investment income for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Value of Insurance In Force

       The value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from annuities contracts at the date of the Merger using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using an amortization method based on a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

       Benefit Reserves

       Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for traditional life insurance and annuity policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 5.5% to 7.3%, including a provision for adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that the future experience will differ substantially from that previously assumed. The assumptions vary by plan, age at issue, year of issue and duration.

       At December 31, 1994, the Company has $691.1 million of life and annuity deposit funds and reserves, none of which are subject to discretionary withdrawal based on contract terms and related market conditions.

       Permitted Statutory Accounting Practices

       The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on the statutory surplus of the Company is not material.

       Premiums

       Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods.

       Other Revenues

       Other revenues include surrender, mortality and administrative charges and fees as earned on investment and other insurance contracts.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Federal Income Taxes

       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes in the Company's deferred federal income tax asset during the year. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       Accounting Standards not yet Adopted

       Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (FAS 118), and Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS 114), describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements also amend existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these statements, effective January 1, 1995, will not have a material effect on results of operations or financial position.

2.     CHANGES IN ACCOUNTING PRINCIPLES

       Accounting for Certain Debt and Equity Securities

       Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Investment securities have been classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to shareholder's equity. Previously, securities classified as available for sale were carried at the lower of aggregate cost or market value. Initial adoption of this standard resulted in an increase of approximately $530 thousand (net of taxes) to net unrealized gains in shareholder's equity. See note 11 for additional disclosures.

       Accounting and Reporting for Reinsurance Contracts

       In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (FAS 113). FAS 113 requires the reporting of reinsurance receivables and prepaid reinsurance premiums as assets and precludes the immediate recognition of gains for all reinsurance contracts unless the liability to the policyholder has been extinguished. Implementation of FAS 113 did not have an impact on the Company's earnings, however, assets and liabilities increased by like amounts. See note 3 for additional reinsurance disclosures.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





2.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       Postretirement Benefits other than Pensions

       In 1992, the Company adopted Statement of Financial Accounitng Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). As required, the Company changed its method of accounting for retiree benefit plans effective January 1, 1992, to accrue for the Company's share of the costs of postretirement benefits over the service period rendered by employees. Previously these benefits were charged to expense when paid. The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $1.1 million. See Note 7 for additional information relating to FAS 106.

       Accounting for Income Taxes

       In the third quarter of 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) with retroactive application to January 1, 1992. FAS 109 establishes new principles for calculating and reporting the effects of federal income taxes in financial statements. FAS 109 replaces the income statement orientation inherent in the prior income tax accounting standard with a balance sheet approach. Under the new approach, deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. FAS 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       The implementation of FAS 109 resulted in a one time increase to earnings of $4.2 million in the first quarter of 1992. This increase in earnings was principally due to tax rate differences and the recognition of a portion of previously unrecognized deferred tax assets. See note 9 for further discussion of FAS 109.

       Accounting for Foreclosed Assets

       In February 1993, The Travelers Corporation announced its intent to accelerate the sale of foreclosed real estate and, effective December 31, 1992, changed its method of accounting for foreclosed assets in compliance with the American Institute of Certified Public Accountants' Statement of Position 92-3, "Accounting for Foreclosed Assets" (SOP 92-3). This guidance requires that in-substance foreclosures and foreclosed assets held for sale be carried at the lower of cost or fair value less estimated costs to sell. Previously, all foreclosed assets were carried at cost less accumulated depreciation. This accounting change resulted in a $12.5 million pre-tax charge to realized investment losses in 1992.

3.     REINSURANCE

       The Company participates in reinsurance to reduce overall risks, including exposure to large losses and catastrophic events. The Company remains primarily liable as the direct insurer on all risks reinsured.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





3.     REINSURANCE, Continued

       Life insurance in force ceded to affiliates at December 31, 1994 and 1993 was $106.0 million and $111.7 million, respectively.

4.     SHAREHOLDER'S EQUITY

       Unrealized Investment Gains (Losses)

       An analysis of the change in unrealized gains and losses on investments is shown in note 11.

       Additional Paid-in Capital

       As a result of the finalization of the evaluations and appraisals used to assign fair values to assets and liabilities under purchase accounting, additional paid-in capital was increased by $1.3 million in 1994. It was decreased by $70.4 million in 1993 based upon the initial evaluations and appraisals.

       Shareholder's Equity and Dividend Availability

       The statutory net income was $5.7 million for the year ended December 31, 1994. The statutory net loss was $23.0 million and $35.3 million for the years ended December 31, 1993 and 1992, respectively.

       Statutory capital and surplus was $233.0 million and $220.1 million at December 31, 1994 and 1993, respectively.

       The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to TIC without prior approval of insurance regulatory authorities. Under statutory accounting practices, there is no statutory surplus available in 1995 for dividends to TIC without prior approval.

5. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company has, in the normal course of business, provided fixed rate loan commitments and commitments to partnerships. Also, the Company uses forward contracts as a means of prudently hedging exposure to foreign currency rate risk on existing assets. The Company does not hold or issue derivative instruments for trading purposes.

       These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum credit loss or cash flow associated with these instruments can be less than these amounts. For unfunded commitments, credit exposure is the contractual amount of the unfunded commitments.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





5. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Many transactions include the use of collateral to minimize credit risk and lower the effective cost to the borrower.

       A summary of contract or notional amounts is presented below:


       --------------------------------------------------------------------------------
                                                                     Contract or
                                                                   notional amount
       (in thousands)                                         1994                 1993
       --------------------------------------------------------------------------------
       Financial instruments whose contract
        amount represents credit exposure:
            Unfunded commitments to partnerships            $9,606               $9,328
            Fixed rate loan commitments                        378                6,631
       --------------------------------------------------------------------------------

       The Company has outstanding at any given time commitments to fund partnerships. Generally these are simple forward commitments for investment purposes. At December 31, 1994 and 1993, the terms of unfunded commitments to partnerships approximate market value. Fixed rate loan commitments are obligations to make investments at fixed rates. At December 31, 1994 and 1993, the terms of fixed rate loan commitments approximate market value.

       The off-balance-sheet risks of forward contracts were not considered significant at December 31, 1994 and 1993.

       Fair Value of Certain Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

       At December 31, 1994 and 1993, investments in fixed maturities have a fair value of $559.1 million and $487.0 million, respectively. See note 11.

       At December 31, 1994, mortgage loans have a carrying value of $152.4 million, which approximates fair value, compared with a carrying value and fair value of $247.0 million at December 31, 1993. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

       The carrying value of $2.4 million and $2.0 million of financial instruments classified as other assets approximates their fair values at December 31, 1994 and 1993, respectively. The carrying value of $14.2 million and $7.6 million of financial instruments classified as other liabilities also approximates their fair values at December 31, 1994 and 1993, respectively. Fair value is determined using various methods including discounted cash flows and carrying value, as appropriate for the various financial instruments.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





5. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The assets of separate accounts providing a guaranteed return have a carrying value and a fair value of $820.4 million and $757.2 million, respectively, at December 31, 1994, compared to a carrying value of $949.7 million which approximates fair value at December 31, 1993. The liabilities of separate accounts providing a guaranteed return have a carrying value and a fair value of $808.2 million and $681.4 million, respectively, at December 31, 1994, compared to a carrying value of $942.7 million which approximates fair value at December 31, 1993.

       The carrying values of cash, short-term securities, and investment income accrued approximate their fair values.

6.     COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance-Sheet Risk

       See Note 5 for a discussion of financial instruments with off-balance-sheet risk.

       Litigation

       The Company is a defendant in various litigation matters. Although there can be no assurances, as of December 31, 1994, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

7.     BENEFIT PLANS

       Pension Plans

       The Company participates in qualified and nonqualified, noncontributory defined benefit pension plans covering the majority of the Company's U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. For the nonqualified plan, contributions are based on benefits paid. The Company's share of net pension expense was not significant for 1994, 1993 or 1992.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


7.    BENEFIT PLANS, Continued

      Other Benefit Plans

      In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees through a plan sponsored by TIG. Covered employees may become eligible for these benefits if they reach retirement age while working for the Company. These retirees may elect certain prepaid health care benefit plans. Life insurance benefits generally are set at a fixed amount. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of employee contributions.

      In the third quarter of 1992, TIG adopted FAS 106 and elected to recognize the accumulated postretirement benefit obligation (i.e., the transition obligation) as a change in accounting principle retroactive to January 1, 1992. The Company's pretax share of the total cost of the plan for 1994, 1993 and 1992 was $140 thousand, $155 thousand and $1.9 million, respectively.

      The Merger resulted in a change in control of The Travelers Corporation as defined in the applicable plans, and provisions of some employee benefit plans secured existing compensation and benefit entitlements earned prior to the change in control, and provided a salary and benefit continuation floor for employees whose employment was affected. The costs related to these changes have been assumed by TIG.

      Savings, Investment and Stock Ownership Plan

      Under the savings, investment and stock ownership plan available to substantially all employees of TIG, the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on TIG's profitability was added. The Company's matching obligation was $48 thousand, $94 thousand and $245 thousand in 1994, 1993 and 1992, respectively.

8.    RELATED PARTY TRANSACTIONS

      The principal banking functions for certain subsidiaries and affiliates of TIG, and salaries and expenses for TIG and its insurance subsidiaries, are handled by TIC. Settlements for these functions between TIC and its affiliates are made regularly. TIC provides various insurance coverages, principally life and health, to certain subsidiaries of TIG. The premiums for these coverages were charged in accordance with normal cost allocation procedures. In addition, investment advisory and management services, data processing services and claims processing services are provided by affiliated companies.

      TIG and its subsidiaries maintain short-term investment pools in which the Company participates. The positions of each company participating in the pools are calculated and adjusted daily. At December 31, 1994 and 1993, the pools totaled approximately $1.5 billion and $1.3 billion, respectively. The Company's share of the pools amounted to $44.5 million and $43.2 million at December 31, 1994 and 1993, respectively, and is included in short-term securities in the balance sheet.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


8.    RELATED PARTY TRANSACTIONS, Continued

      Amounts due to parent and affiliates included in other liabilities at December 31, 1994 were $3.8 million. Amounts due from parent and affiliates included in other assets at December 31, 1993 were $13.5 million.

      Most leasing functions for TIG and its subsidiaries are handled by TIC. Leasing expenses are shared by the companies on a cost allocation method based generally on estimated usage by department.

9.    FEDERAL INCOME TAXES


      ---------------------------------------------------------------------------------------
      (in thousands)                                     1994   |        1993            1992
      ---------------------------------------------------------------------------------------
      Effective tax rate                                        |
                                                                |
      Income before federal                                     |
         income taxes                                $ 27,865   |  $   13,061       $  21,340
      ---------------------------------------------------------------------------------------
      Statutory tax rate                                   35%  |          35%             34%
      ---------------------------------------------------------------------------------------
                                                                |
      Expected federal income taxes                  $  9,753   |  $    4,571       $   7,256
      Tax effect of:                                            |
         Nontaxable investment income                     (90)  |         (85)            (83)
         Adjustments to benefit and other reserves       (117)  |      (4,705)          7,217
         Adjustment to deferred tax asset for                   |
            enacted change in tax rates from                    |
            34% to 35%                                      -   |        (255)              -
         Other                                             (6)  |         (74)          1,104
      ---------------------------------------------------------------------------------------
      Federal income taxes                           $  9,540   |  $     (548)      $  15,494
      ---------------------------------------------------------------------------------------
                                                                |
      Effective tax rate                                   34%  |          (4)%            73%
      ---------------------------------------------------------------------------------------
                                                                |
      Composition of federal income taxes                       |
      Current:                                                  |
         United States                               $  4,742   |  $   22,124       $  37,198
      ---------------------------------------------------------------------------------------
                                                                |
      Deferred:                                                 |
         United States                                  4,798   |     (22,672)        (21,704)
      ---------------------------------------------------------------------------------------
      Federal income taxes                           $  9,540   |  $     (548)      $  15,494
      ---------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


9.    FEDERAL INCOME TAXES, Continued

      The net deferred tax assets at December 31, 1994 and 1993 were comprised of the tax effects of the temporary differences related to the following assets and liabilities:


      ------------------------------------------------------------------------------
      (in thousands)                                               1994         1993
      ------------------------------------------------------------------------------
      Deferred tax assets:
        Benefit, reinsurance and other reserves               $  70,729     $ 71,623
        Investments                                              30,908        3,521
        Investment income valuation reserve                           -        3,317
        Other                                                     2,766        1,616
      ------------------------------------------------------------------------------

          Total                                                 104,403       80,077
      ------------------------------------------------------------------------------

      Deferred tax liabilities:
        Value of insurance in force                               7,355            -
        Other                                                       663            -
      ------------------------------------------------------------------------------
          Total                                                   8,018            -
      ------------------------------------------------------------------------------


      Net deferred tax asset before valuation allowance          96,385       80,077
      Valuation allowance for deferred tax assets                (2,070)      (2,070)
      ------------------------------------------------------------------------------

      Net deferred tax asset after valuation allowance        $  94,315     $ 78,007
      ------------------------------------------------------------------------------

      Starting in 1994 and continuing for at least five years, TIC and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to TIC. Any credits for losses will be paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return. The Company has no receivable for unreimbursed credits from its previous allocation agreement with the Travelers Corporation.

      A net deferred tax asset valuation allowance of $2.1 million has been established to reduce the net deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of The Travelers Inc. commencing in 1999 or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no net change in the valuation allowance during 1994. The initial recognition of any benefit provided produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


9.    FEDERAL INCOME TAXES, Continued

      In management's judgment, the $94.3 million "net deferred tax asset after valuation allowance" as of December 31, 1994, is fully recoverable against expected future years' taxable ordinary income and capital gains. At December 31, 1994, the Company has no ordinary or capital loss carryforwards.

      The "policyholders surplus account", which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $2.0 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) is approximately $700 thousand.

      See note 2 for a discussion of the implementation of new principles for accounting for income taxes.


10.   NET INVESTMENT INCOME

      -----------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)         1994   |       1993           1992
      -----------------------------------------------------------------------------------------
      Gross investment income                                       |
      -----------------------                                       |
      Fixed maturities                                   $ 44,569   |  $  39,400      $  34,429
      Equity securities                                       827   |        930          1,221
      Mortgage loans                                       17,178   |     25,258         37,846
      Real estate                                           6,299   |     19,028         20,640
      Other                                                 4,265   |     (4,273)        (1,371)
      -----------------------------------------------------------------------------------------
                                                           73,138   |     80,343         92,765
      -----------------------------------------------------------------------------------------
                                                                    |
      Investment expenses                                   7,045   |     22,299         28,853
      -----------------------------------------------------------------------------------------
      Net investment income                              $ 66,093   |  $  58,044      $  63,912
      -----------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES)

      Realized investment gains (losses) for the periods were as follows:

      -----------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)          1994   |       1993          1992
      -----------------------------------------------------------------------------------------
      Realized                                                       |
                                                                     |
      Fixed maturities                                    $   (908)  |   $  8,659      $ (1,621)
      Equity securities                                      1,675   |      1,580         4,065
      Mortgage loans                                            36   |     (1,564)          823
      Real estate                                                -   |     (8,310)       (6,713)
      Other                                                 (2,877)  |     11,590        24,849
      -----------------------------------------------------------------------------------------
      Realized investment gains (losses)                  $ (2,074)  |   $ 11,955      $ 21,403
      -----------------------------------------------------------------------------------------

      Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follow:

      -------------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)          1994   |        1993           1992
      -------------------------------------------------------------------------------------------
      Unrealized                                                     |
                                                                     |
      Fixed maturities                                   $ (65,205)  |   $ (20,059)      $ 20,730
      Equity securities                                        (27)  |      (1,389)         3,916
      Other                                                    (28)  |       8,524         (5,318)
      -------------------------------------------------------------------------------------------
                                                           (65,260)  |     (12,924)        19,328
      Related taxes                                        (22,841)  |      (3,445)         6,571
      -------------------------------------------------------------------------------------------
                                                                     |
      Net unrealized investment gains (losses)             (42,419)  |      (9,479)        12,757
      Balance beginning of year                              1,195          10,674   |     (2,083)
      -------------------------------------------------------------------------------------------
      Balance end of year                                $ (41,224)      $   1,195   |   $ 10,674
      -------------------------------------------------------------------------------------------


      The initial adoption of FAS 115 resulted in an increase of approximately $530 thousand (net of taxes) to net unrealized investment gains in 1994.

      Fixed Maturities

      Proceeds from sales of fixed maturities classified as available for sale were $41.7 million in 1994, resulting in gross realized gains of $869 thousand and gross realized losses of $1.9 million. There were no sales of fixed maturities classified as available for sale in 1993 or 1992 as, in conjunction with the Merger, all fixed maturities were first classified as "available for sale" effective December 31, 1993.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      Prior to December 31, 1993, fixed maturities that were intended to be held to maturity were recorded at amortized cost and classified as held for investment. Proceeds from sales of such securities were $16.4 million and $5.1 million in 1993 and 1992, respectively. Gross gains of $617 thousand in 1993 and gross losses of $2.2 million in 1992 were realized on those sales.

      Prior to December 31, 1993, the carrying values of the trading portfolio fixed maturities were adjusted to market value as it was likely they would be sold prior to maturity. Sales of trading portfolio fixed maturities were $96.6 million and $39.0 million in 1993 and 1992, respectively. Gross gains of $12.4 million and $1.2 million in 1993 and 1992, respectively, were realized on those sales.

      The amortized cost and market values of investments in fixed maturities were as follows:

      ----------------------------------------------------------------------------------------
      December 31, 1994
      ----------------------------------------------------------------------------------------
                                                             Gross          Gross
                                           Amortized    unrealized     unrealized         Market
      (in thousands)                            cost         gains         losses          value
      ------------------------------------------------------------------------------------------
      Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                    $  60,102       $    14       $  4,624      $  55,493
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                 188,043            25         24,301        163,767
          Obligations of states and
              political subdivisions           3,000             -            184          2,816
          Debt securities issued by
             foreign governments              20,076             -          2,157         17,919
          All other corporate bonds          352,197         1,140         35,055        318,280
          Redeemable preferred stock             929            13             76            867
      ------------------------------------------------------------------------------------------
          Total                            $ 624,347       $ 1,192       $ 66,397      $ 559,142
      ------------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      --------------------------------------------------------------------------------------------
      December 31, 1993
      --------------------------------------------------------------------------------------------
                                                               Gross           Gross
                                             Carrying     unrealized      unrealized        Market
      (in thousands)                            value          gains          losses         value
      --------------------------------------------------------------------------------------------
      Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                   $  63,241          $   462         $   709     $  62,994
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                 91,777              660             280        92,157
          Debt securities issued by
             foreign governments              9,211              179               -         9,390
          All other corporate bonds         320,748            3,485           3,004       321,229
          Redeemable preferred stock          1,218               24               2         1,240
      --------------------------------------------------------------------------------------------
          Total                           $ 486,195          $ 4,810         $ 3,995     $ 487,010
      --------------------------------------------------------------------------------------------


      The amortized cost and market value of fixed maturities available for sale at December 31, 1994, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      -----------------------------------------------------------------------
      Maturity                                      Amortized          Market
      (in thousands)                                     Cost           value
      -----------------------------------------------------------------------
      Due in one year or less                       $   4,105       $   3,912
      Due after 1 year through 5 years                 35,433          32,495
      Due after 5 years through 10 years              110,446         102,555
      Due after 10 years                              414,261         364,687
      -----------------------------------------------------------------------
                                                      564,245         503,649
      Mortgage-backed securities                       60,102          55,493
      -----------------------------------------------------------------------
          Total                                     $ 624,347       $ 559,142
      -----------------------------------------------------------------------

      The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, primarily planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      At December 31, 1994 and 1993, the Company held CMOs with a market value of $55.5 million and $63.0 million, respectively. Approximately 96% and 100% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1994 and 1993, respectively. The majority of these are GNMA-backed securities. Virtually all of these securities are rated AAA.

      Equity Securities

      The cost and market values of investments in equity securities were as follows:

      ------------------------------------------------------------------------------------------
      December 31, 1994
      ------------------------------------------------------------------------------------------
                                                              Gross         Gross
                                                         unrealized    unrealized         Market
      (in thousands)                             Cost         gains        losses          value
      ------------------------------------------------------------------------------------------
      Common stocks                          $  6,141       $ 3,177        $  654       $  8,664

      Nonredeemable preferred stocks            8,111             7           718          7,400

      ------------------------------------------------------------------------------------------
         Total                               $ 14,252       $ 3,184        $ 1,372      $ 16,064
      ------------------------------------------------------------------------------------------

      December 31, 1993
      ------------------------------------------------------------------------------------------

      Common stocks                          $ 11,061       $ 1,779        $   199      $ 12,641

      Nonredeemable preferred stocks           11,766           260              1        12,025

      ------------------------------------------------------------------------------------------
         Total                               $ 22,827       $ 2,039        $   200      $ 24,666
      ------------------------------------------------------------------------------------------

      Proceeds from sales of equity securities were $9.4 million in 1994, resulting in gross realized gains of $2.8 million and gross realized losses of $369 thousand.

      Mortgage loans and real estate held for sale

      Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market. The Company continues its strategy, adopted in conjunction with the Merger, to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      At December 31, 1994 and 1993, the Company's mortgage loan and real estate portfolios consisted of the following:

      ---------------------------------------------------------------------------
      (in thousands)                                          1994           1993
      ---------------------------------------------------------------------------
      Current mortgage loans                             $ 134,868      $ 213,110
      Underperforming mortgage loans                        17,491         33,855
      ---------------------------------------------------------------------------
             Total mortgage loans                          152,359        246,965
      ---------------------------------------------------------------------------

      Real estate held for sale                              6,810         30,983
      ---------------------------------------------------------------------------
             Total mortgage loans and real estate        $ 159,169      $ 277,948
      ---------------------------------------------------------------------------


      Aggregate annual maturities on mortgage loans at December 31, 1994 are as follows:

      ----------------------------------------------------
      (in thousands)
      ----------------------------------------------------
      Past maturity                              $   4,567
      1995                                          13,278
      1996                                          26,317
      1997                                           9,473
      1998                                          24,000
      1999                                           7,759
      Thereafter                                    66,965
      ----------------------------------------------------
          Total                                  $ 152,359
      ----------------------------------------------------

      Concentrations

      At December 31, 1994 and 1993, the Company had no concentration of credit risk in a single investee exceeding 10% of shareholder's equity.

      The Company participates in a short-term investment pool maintained by TIG and its subsidiaries. This pool is discussed in note 8.

      Included in fixed maturities are below investment grade assets totaling $51.1 million and $78.0 million at December 31, 1994 and 1993, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist.
      Such assets include publicly traded below investment grade bonds, highly leveraged transactions and certain other privately issued bonds that are classified as below investment grade loans.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The Company also has significant concentrations of investments in the following industries:

      --------------------------------------------------------------------------
      (in thousands)                                        1994            1993
      --------------------------------------------------------------------------
      Banking                                           $ 42,191         $43,856
      Oil and gas                                         39,749          39,348
      Transportation                                      38,523          23,577
      Chemical manufacturing                              27,326          27,155
      --------------------------------------------------------------------------

      Below investment grade assets included in the totals of the previous table are as follows:

      --------------------------------------------------------------------------
      (in thousands)                                      1994              1993
      --------------------------------------------------------------------------
      Banking                                          $ 5,124           $ 5,104
      Oil and gas                                        4,002             2,822
      Transportation                                     2,678             6,488
      --------------------------------------------------------------------------

      At December 31, 1994 and 1993, significant concentrations of mortgage loans were for properties located in highly populated areas in the states listed below:

      --------------------------------------------------------------------------
      (in thousands)                                       1994             1993
      --------------------------------------------------------------------------
      New York                                         $ 23,710         $ 22,904
      Arizona                                            21,074           36,708
      Florida                                            19,638           23,073
      California                                         18,636           53,373
      West Virginia                                      15,106           15,924
      Texas                                              12,077           21,119
      --------------------------------------------------------------------------

      Other mortgage loan investments are fairly evenly dispersed throughout the United States, with no holdings in any state exceeding $9.3 million and $8.8 million at December 31, 1994 and 1993, respectively.

      Concentrations of mortgage loans by property type at December 31, 1994 and 1993 are shown below:

      --------------------------------------------------------------------------
      (in thousands)                                       1994             1993
      --------------------------------------------------------------------------
      Office                                           $ 40,559         $ 47,456
      Agricultural                                       32,890           49,851
      Retail                                             31,712           48,125
      Apartment                                          16,108           67,882
      --------------------------------------------------------------------------

      The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      Investment Valuation Reserves

      At December 31, 1993 and 1992, total investment valuation reserves, which are deducted from the applicable investment carrying values in the balance sheet, were as follows:

      -------------------------------------------------------------------------------------------
      (in thousands)                                           1994   |        1993          1992
      -------------------------------------------------------------------------------------------
      Beginning of year                                     $     -   |   $   41,443     $ 28,535
      Increase                                                    -   |        8,355       12,548
      Impairments, net of gains/recoveries                        -   |       (6,887)         360
      Purchase accounting adjustment                              -   |      (42,911)           -
      -------------------------------------------------------------------------------------------
      End of year                                           $     -       $       -    | $ 41,443
      -------------------------------------------------------------------------------------------

      At December 31, 1992, investment valuation reserves were comprised of $28.9 million for mortgage loans and $12.5 million for real estate. Increases in the investment valuation reserves were reflected as realized investment losses.

      Nonincome Producing

      Investments included in the balance sheets that were nonincome producing for the preceding 12 months were as follows:

      --------------------------------------------------------------------------
      (in thousands)                                      1994              1993
      --------------------------------------------------------------------------
      Mortgage loans                                     $ 444           $ 1,408
      Fixed maturities                                      90             1,537
      Real estate                                            -             4,925
      --------------------------------------------------------------------------
      Total                                              $ 534           $ 7,870
      --------------------------------------------------------------------------

      Restructured

      The Company has mortgage loan and debt securities which were restructured at below market terms totaling approximately $17.4 million and $30.7 million at December 31, 1994 and 1993, respectively. At December 31, 1993, the Company's restructured assets were recorded at purchase accounting value. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets amounted to $5.2 million in 1994 and $3.1 million in 1993. Interest on these assets, included in net investment income, aggregated $1.4 million in 1994 and $471 thousand in 1993.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


12.   RECONCILIATION OF NET INCOME TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES

      The following table reconciles net income to net cash provided by operating activities:

      -------------------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)              1994    |        1993            1992
      -------------------------------------------------------------------------------------------------
      Net income                                             $  18,325    |  $   13,609      $    8,869
         Reconciling adjustments                                          |
           Trading account investments,                                   |
              (purchases) sales, net                                 -    |      35,093         (18,341)
           Realized gains (losses)                               2,074    |     (11,955)        (21,403)
           Investment income accrued                             1,085    |      (9,607)            708
           Deferred federal income taxes                         4,798    |     (22,672)        (21,704)
           Cumulative effects of changes in                               |
              accounting principles                                  -    |           -          (3,023)
           Insurance reserves and accrued expenses             (16,062)   |      80,238           3,512
           Other, including investment valuation reserves       (2,643)   |     (80,398)        (20,694)
       ------------------------------------------------------------------------------------------------
                                                                          |
         Net cash provided by (used in)                                   |
             operating activities                            $   7,577    |  $    4,308      $  (72,076)
       ------------------------------------------------------------------------------------------------


13.   NONCASH INVESTING AND FINANCING ACTIVITIES

      Significant noncash investing and financing activities include: a) the 1994 transfer of $5.6 million of mortgage loans from one of the Company's separate accounts to the general account; b) changes in investment valuation reserves in 1993 and 1992 for mortgage loans and/or investment real estate (see note 11); c) acquisition of real estate through foreclosures of mortgage loans amounting to $10.3 million, $7.7 million and $8.1 million in 1994, 1993 and 1992, respectively.

                    THE TRAVELERS LIFE AND ANNUITY COMPANY

                          GLOSSARY OF INSURANCE TERMS


      ANNUITY - A contract that pays a periodic income benefit for the life of a person (the annuitant), the lives of two or more persons or for a specified period of time.

      ASSUMED REINSURANCE - Business received as reinsurance from another company. See "Reinsurance".

      ASSUMPTION REINSURANCE - A transaction whereby the ceding company transfers its entire obligation under the policy to the reinsurer, who becomes directly liable to the policyholder in all respects, including collecting premiums and paying benefits. See "Reinsurance."

      CEDED REINSURANCE - Risks transferred to another company as reinsurance. See "Reinsurance".

      CLAIM - Request by an insured for indemnification by an insurance company for loss incurred from an insured peril.

      CONTRACTHOLDER FUNDS - Receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risks.

      DEFERRED ACQUISITION COSTS - Commissions and other selling expenses which vary with and are directly related to the production of business. These acquisition costs are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in conformity with GAAP.

      DEFINED BENEFIT PLANS - Type of pension plan under which benefits are fixed in advance by formula, and contributions vary.

      DEPOSITS AND OTHER CONSIDERATIONS - Consist of cash value deposits and charges for mortality risk and expenses associated with universal life insurance, annuities and group pensions.

      FIDUCIARY ACCOUNTS - Accounts held on behalf of others.

      GENERAL ACCOUNT - All of an insurer's assets other than those allocated to separate accounts.

      GUARANTEED INVESTMENT CONTRACTS (GICs) - Group contracts sold to pension plans, profit sharing plans and funding agreements that guarantee a stated interest rate for a specified period of time.

      INDEMNITY REINSURANCE - A transaction whereby the reinsurer agrees to indemnify the ceding company against all or part of the loss that the latter may sustain under the policies it issued that are being reinsured. The ceding company remains primarily liable as the direct insurer on all risks ceded. See "Reinsurance."

      INSURANCE - Mechanism for contractually shifting burdens of a number of risks by pooling them.

                    THE TRAVELERS LIFE AND ANNUITY COMPANY


      LIFE CONTINGENCIES - Contingencies affecting the duration of life of an individual or a group of individuals.

      LONG-TERM CARE - Coverage for extended stays in a nursing home or home health services.

      MORBIDITY - The rate at which people become diseased, mentally or physically, or physically impaired.

      MORTALITY - The rate at which people die.

      POLICY LOAN - A loan made by an insurance company to a policyholder on the security of the cash value of the policy. Policy loans offset benefits payable to policyholders.

      REINSURANCE - The acceptance by one or more insurers, called reinsurers, of all or a portion of the risk underwritten by another insurer who has directly written the coverage. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

      RETENTION - The amount of exposure an insurance company retains on any one risk or group of risks.

      SEPARATE ACCOUNTS - Funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. The assets of these separate accounts are legally segregated and not subject to claims that arise out of any other business of the insurance company.

      STATUTORY ACCOUNTING PRACTICES - Those accounting practices prescribed or permitted by the National Association of Insurance Commissioners or an insurer's domicilary state insurance regulator for purposes of financial reporting to regulators.

      STATUTORY CAPITAL AND SURPLUS - The excess of statutory admitted assets over statutory liabilities as shown on an insurer's statutory financial statements.

      STRUCTURED SETTLEMENTS - Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy.

      SURRENDER VALUE - The amount of money, usually the legal reserve under the policy, less sometimes a surrender charge, which an insurance company will pay to a policyholder who cancels a policy. This value may be used as collateral for a loan.

      UNDERWRITING - The assumption of risk for designated loss or damage in consideration of receiving a premium. Also includes the process of examining, accepting or rejecting insurance risks, and determining the proper premium.

                                  APPENDIX A
- -------------------------------------------------------------------------------

MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS

  The Travelers Target Maturity Annuity for Qualified Plans is a group deferred annuity Contract under which a Purchase Payment may be made. Plans eligible to purchase the Contract are pension and profit sharing plans qualified under (S)401(a) of the Internal Revenue Code, and eligible state deferred compensation plans under (S)457 of the Code ("Qualified Plans").

  To apply for a Group Annuity Contract, the trustee or other applicant need only complete an application or purchase order for the Group Annuity Contract and make a Purchase Payment. A Group Annuity Contract will then be issued to the applicant. While no Certificates are issued, each Purchase Payment and the Account established thereby, are confirmed to the Contract Owner. The Purchase Payment operates to establish an Account under the Group Annuity Contract in the same manner as non-qualified purchases. Each Account will have its own optional Guarantee Period and Guaranteed Interest Rate. Surrenders under the Group Annuity Contract may be made at the election of the Contract Owner, from the Account established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders," page 5). Surrender Values may be taken in cash or applied to purchase annuities for the Contract Owners' Qualified Plan participants.

  Because there are no individual participant accounts, the qualified Group Annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan participants may provide for a payment upon the death of the Annuitant depending on the option chosen (see "Annuity Options," page 9). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

- -------------------------------------------------------------------------------

                                  APPENDIX B
- -------------------------------------------------------------------------------

MARKET VALUE ADJUSTMENT

  The amount payable on a partial or full surrender may be adjusted up or down by the application of the Market Value Adjustment. The formula which will be used to determine the Market Adjusted Value is:


                                                         [   1    ]
              Market Adjusted Value = (Maturity Value) X [ ------ ]  t/365
                                                         [ 1 + iC ]


   where "iC" is the current Guaranteed Interest Rate for a Guarantee Period of "t" days and "t" is the number of days remaining in the Guarantee Period adjusting for leap years.

  The current Guaranteed Interest Rate is declared periodically by the Company and is the rate (straight line interpolation between whole years) which the Company is then paying on premiums paid under this class of Contracts with the same maturity date as the Purchase Payment to which the formula is being applied.

                   ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

PURCHASE PAYMENT: $50,000.00

GUARANTEE PERIOD: 5 YEARS

GUARANTEED INTEREST RATE: 5% EFFECTIVE ANNUAL RATE

  The following examples illustrate how the Market Value Adjustment may affect the values of your Contract. In these examples, the surrender occurs one year after a Purchase Payment of $50,000 was made to the Contract. The Maturity Value of this Purchase Payment would be $63,814.08 at the end of the five-year Guarantee Period. However, after one year, when the surrenders occur in these examples, the Account Value (i.e., the Purchase Payment plus accumulated interest) would be $52,500.

  The Market Value Adjustment will be based on the rate the Company is crediting at the time of surrender on new Purchase Payments of the same term-to-maturity as the time remaining in your Guarantee Period. One year after the Purchase Payment was made, you would have four years remaining in the five-year Guarantee Period.

EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

  A negative Market Value Adjustment results from a surrender that occurs when interest rates have increased since the date the Purchase Payment was made. Assume interest rates have increased one year after the Purchase Payment and the Company is crediting 7% for a four-year Guarantee Period.

  If you surrender the full Account Value, the Market Adjusted Value would be:


                                               [    1    ]
                     $48,683.46 = $63,814.08 X [ ------- ] /4/
                                               [ 1 + .07 ]



- -------------------------------------------------------------------------------

  The Market Value Adjustment is a reduction of $3,816.54 from the Account
Value:

                      $48,683.46 = $52,500.00 - $3,816.54

  If instead of a full surrender, 50% of the Account Value was surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:


                                       [    1    ]
             $24,341.73 = $31,907.04 X [ ------- ]  /4/
                                       [ 1 + .07 ]

  The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to surrender, or $31,907.04.

EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

  A positive Market Value Adjustment results from a surrender that occurs when interest rates have decreased since the date a Purchase Payment was made. Assume interest rates have decreased one year later and the Company is then crediting 3.5% for a four-year Guarantee Period.

  If you surrender the full Account Value, the Market Adjusted Value would be:


                                       [    1     ]
             $55,610.28 = $63,814.08 X [ -------- ] /4/
                                       [ 1 + .035 ]


  The Market Value Adjustment is an increase of $3,110.28 over Account Value:

             $55,610.28 = $52,500.00 + $3,110.28

  If instead of a full surrender, 50% of the Account Value were surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:


                                       [    1     ]
             $27,805.14 = $31,907.04 X [ -------- ] /4/
                                       [ 1 + .035 ]

  The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to the surrender, or $31,907.04.

  These examples illustrate what may happen when interest rates increase or decrease from the beginning of a Guarantee Period. A particular Market Value Adjustment may have a greater or lesser impact than that shown in these examples, depending on how much interest rates have changed since the beginning of a Guarantee Period and the amount of time remaining to maturity.
In addition, a surrender charge may be assessed on surrenders made before the Purchase Payment has been under the Contract for seven years.
- -------------------------------------------------------------------------------

                                     "TTM"

                           Travelers Target Maturity

                     MODIFIED GUARANTEED ANNUITY CONTRACTS

                                   issued by

                     The Travelers Life and Annuity Company

                                One Tower Square

                          Hartford, Connecticut 06183

L-12455                                              TLAC/TIC ED. JULY 1995
- --------------------------------------------------------------------------------

                                    PART II
                                    -------

                    INFORMATION NOT REQUIRED IN PROSPECTUS
                    --------------------------------------


Item 14. Other Expenses of Issuance and Distribution
         -------------------------------------------

Registration Fees: $34,482.76 for 100,000,000 in interests of Modified Guaranteed Annuity Contracts.

Estimate of Printing Costs:  $15,000

Cost of Independent Auditors:  Approximately $8,000


Item 15. Indemnification of Directors and Officers
         -----------------------------------------

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrants. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits
         --------

(a)  Exhibits

        1.    Form of Underwriting Agreement.

        2. Agreement and Plan of Merger dated June 25, 1995, by and among United HealthCare Corporation, Montana Acquisition, Inc., The MetraHealth Companies, Inc., and Certain Other Persons.

     3(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.)

   3(a)(i) Charter of The Travelers Insurance Company as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File
              No. 33-58677, filed on April 18, 1995.)

     3(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4,
              File No. 33-58131, filed on March 17, 1995.)

   3(b)(i) By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.
              (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed on April 18, 1995.)

     4(a).    Contracts.

     4(b).    Limited Guarantee.

  4(b)(i).    Approval from State of Connecticut

        5. Opinion Re: Legality, Including Consent. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-2, File No. 33-58677, filed on April 18, 1995.)

       10.    Material Contracts.

              a. Restated Second Amended General Agency Agreement (SAGAA) dated as of November 1, 1989 by and among Primerica Life Insurance Company (formerly Massachusetts Indemnity Life Insurance Company; hereinafter "Primerica Life"), A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990 (File No. 1-9924) (the "Primerica 1990 10-K").

              b. Restated First Amendment to SAGAA dated as of November 1, 1989, by and among Primerica Life, A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to
                  Exhibit 10.16 to the Primerica 1990 10-K.

              c. Master Agreement, dated as of September 1, 1994, between the Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to Exhibit 10.03 to The Travelers Insurance Company's Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

              d. Group Life Insurance and Related Businesses Acquisition Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and The Travelers Insurance Company of Illinois, incorporated by reference to Exhibit 10.04 to The Travelers Insurance Company's Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

    23(a). Consent of Coopers & Lybrand L.L.P., Independent Accountants, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company and The Travelers Life and Annuity Company financial statements.

    23(b). Consent of KPMG Peat Marwick LLP, Independent Auditors, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company and The Travelers Life and Annuity Company financial statements.

    23(c).    Consent of Counsel (see Exhibit 5).

    24(a). Power of Attorney for Separate Account MGA II authorizing Jay S. Fishman or Ernest J. Wright as signatory for Marc P. Weill and Christine B. Mead.

    24(b).    Powers of Attorney for Separate Account MGA II authorizing Jay
              S. Fishman or Ernest J. Wright as signatory for Robert I. Lipp, Charles O. Prince, III, Donald T. DeCarlo, Irwin R. Ettinger, and Michael A. Carpenter. (Incorporated herein by reference to the Registration Statement on Form S-2, File No. 33-58677, filed on April 18, 1995.)

    24(c). Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Robert I. Lipp, Charles O. Prince, III, Marc P. Weill, Irwin R. Ettinger, Michael A. Carpenter,
              Donald T. DeCarlo and Christine B. Mead.

    27(a).    Financial Data Schedule of The Travelers Life and Annuity
              Company.

    27(b). Financial Data Schedule of The Travelers Insurance Company. (Incorporated herein by reference to Exhibit 27 to Form 10-K for the year ended December 31, 1994, File No. 33-33691, filed on March 31, 1995.)



Item 17. Undertakings
         ------------

The undersigned registrants hereby undertake as follows, pursuant to Item 512 of Regulation S-K:

(a)  Rule 415 offerings:

     1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

         a. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         b. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         c. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(h)  Requests for Acceleration of Effective Date:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 15 above or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted against the registrants by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Act of 1933, the Registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this pre-effective amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on July 11, 1995.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Registrant)

                                    By: /s/Jay S. Fishman
                                        ----------------------------
                                        Jay S. Fishman
                                        Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to this registration statement has been signed by the following persons in the capacities indicated on July 11, 1995.


*MICHAEL A. CARPENTER                 Director and Chairman of the Board
- --------------------------            (principal executive officer)
(Michael A. Carpenter)

*ROBERT I. LIPP                       Director
- --------------------------
(Robert I. Lipp)

/s/JAY S. FISHMAN                     Director and Chief Financial Officer
- --------------------------
(Jay S. Fishman)

*CHARLES O. PRINCE, III               Director
- --------------------------
(Charles O. Prince, III)

*MARC P. WEILL                        Director
- --------------------------
(Marc P. Weill)

*IRWIN R. ETTINGER                    Director
- --------------------------
(Irwin R. Ettinger)

*DONALD T. DeCARLO                    Director
- --------------------------
(Donald T. DeCarlo)

/s/CHRISTINE B. MEAD                  Vice President - Finance
- --------------------------            and Controller
(Christine B. Mead)



*By: /s/Jay S. Fishman
     --------------------------------------
     Jay S. Fishman, Attorney-in-Fact

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Act of 1933, the Registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this pre-effective amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on July 11, 1995.

                        THE TRAVELERS INSURANCE COMPANY
                                  (Registrant)

                                    By: /s/Jay S. Fishman
                                        ----------------------------
                                       Jay S. Fishman
                                       Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to this registration statement has been signed by the following persons in the capacities indicated on July 11, 1995.



*ROBERT I. LIPP                       Director
- ---------------
(Robert I. Lipp)

/s/JAY S. FISHMAN                     Director and Chief Financial Officer
- -----------------
(Jay S. Fishman)

*CHARLES O. PRINCE, III               Director
- ------------------------
(Charles O. Prince, III)

*MARC P. WEILL                        Director
- --------------
(Marc P. Weill)

*IRWIN R. ETTINGER                    Director
- ------------------
(Irwin R. Ettinger)

*MICHAEL A. CARPENTER                 Director, President and Chief Executive
- ---------------------                 Officer
(Michael A. Carpenter)                (principal executive officer)

*DONALD T. DeCARLO                    Director
- ------------------
(Donald T. DeCarlo)

/s/CHRISTINE B. MEAD                  Vice President - Finance
- --------------------                  and Controller
(Christine B. Mead)



*By:       /s/Jay S. Fishman
     ------------------------------
    Jay S. Fishman, Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------
    Exhibit
      No.     Description                                       Method of Filing
    --------  -----------                                       ----------------

       1.     Form of Underwriting Agreement.                     Electronically

       2.     Agreement and Plan of Merger dated June 25,         Electronically
              1995, by and among United HealthCare Corporation,
              Montana Acquisition, Inc., The MetraHealth
              Companies, Inc. and Certain Other Persons.

    3(a).     Charter of The Travelers Life and Annuity
              Company, as amended on April 10, 1990.
              (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File
              No. 33-58131, filed on March 17, 1995.)

  3(a)(i) Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File
              No. 33-58677, filed on April 18, 1995.)

    3(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.)

  3(b)(i) By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File
              No. 33-58677, filed on April 18, 1995.)


    4(a).     Contracts.                                          Electronically

    4(b).     Limited Guarantee                                   Electronically

 4(b)(i).     Approval from State of Connecticut                  Electronically

       5. Opinion Re: Legality, Including Consent. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-2, File No. 33-58677, filed on April 18, 1995.)

      10.     Material Contracts.
              a. Restated Second Amended General Agency
                 Agreement (SAGAA) dated as of November 1,
                 1989 by and among Primerica Life Insurance
                 Company (formerly Massachusetts Indemnity
                 Life Insurance Company; hereinafter
                 "Primerica  Life"), A.L. Williams &
                 Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990 (File No. 1-9924) (the "Primerica 1990 10-K").

              b. Restated First Amendment to SAGAA dated as of
                 November 1, 1989, by and among Primerica Life, A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to
                 Exhibit 10.16 to the Primerica 1990 10-K.

              c. Master Agreement, dated as of September 1,
                 1994, between the Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to Exhibit 10.03 to Form 10-Q for the quarter ended September 30, 1994, File
                 No. 33-33691, filed on November 14, 1994.

              d. Group Life Insurance and Related Businesses
                 Acquisition Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and The Travelers Insurance Company of Illinois, incorporated by reference to Exhibit 10.04 to Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

   23(a).     Consent of Coopers & Lybrand L.L.P., Independent    Electronically
              Accountants, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company and The
              Travelers Life and Annuity Company financial statements.

   23(b).     Consent of KPMG Peat Marwick LLP, Independent       Electronically
              Auditors, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The
              Travelers Insurance Company and The Travelers
              Life and Annuity Company financial statements.

   23(c).     Consent of Counsel (see Exhibit 5).

   24(a).     Powers of Attorney for Separate Account MGA II      Electronically
              authorizing Jay S. Fishman or Ernest J. Wright as signatory for Marc P. Weill and Christine B.
              Mead.

   24(b). Powers of Attorney for Separate Account MGA II authorizing Jay S. Fishman or Ernest J. Wright as signatory for Robert I. Lipp, Charles O. Prince, III, Donald T. DeCarlo, Irwin R. Ettinger and Michael A. Carpenter. (Incorporated herein by reference to the Registration Statement on Form S-2, File No. 33-58677, filed on
              April 18, 1995.)

   24(c).     Powers of Attorney authorizing Jay S. Fishman or    Electronically
              Ernest J. Wright as signatory for Robert I. Lipp,
              Charles O. Prince, III, Marc P. Weill, Irwin R.
              Ettinger, Michael A. Carpenter, Donald T. DeCarlo and Christine B. Mead.

   27(a).     Financial Data Schedule of The Travelers Life and   Electronically
              Annuity Company

   27(b).     Financial Data Schedule of The Travelers
              Insurance Company. (Incorporated herein by reference to Exhibit 27 to Form 10-K for the year ended December 31, 1994, File No. 33-33691, filed on March 31, 1995.)